SIXTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

AMONG

TRILOGY INTERNATIONAL PARTNERS LLC

AND ITS MEMBERS

Dated as of February 7, 2017

SIXTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
TRILOGY INTERNATIONAL PARTNERS LLC

This Sixth Amended and Restated Limited Liability Company Agreement (this “Agreement”) of Trilogy International Partners LLC, a Washington limited liability company (the “Company”), is effective as of February 7, 2017 (the “Effective Date”), among the Company and the Members of the Company whose names are set forth on Schedule A hereto, and amends and restates in its entirety the Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 30, 2010 (as amended, the “Prior Agreement”).

WHEREAS, this Agreement is being entered into to give effect to the transactions contemplated by the Arrangement Drag-Along Notice.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, it is hereby agreed as follows:

ARTICLE 1

DEFINED TERMS

Section 1.1	Definitions.

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

“Act” shall mean the Washington Limited Liability Company Act, RCW Ch. 25.15, as amended from time to time.

“Adjusted Capital Account” shall mean, with respect to any Member, the balance, if any, in such Member’s Capital Account as of the end of the taxable year, after giving effect to the following adjustments:

(a)                  Credit to such Capital Account any amount that such Member is obligated to restore or deemed obligated to restore to the Company under Treasury Regulation Section 1.704 -l(b)(2)(ii)(c), as well as any addition thereto pursuant to the penultimate sentences of Treasury Regulation Sections 1.704 -2(g)(1) and (i)(5); and

(b)                  Debit to such Capital Account the items described in Treasury Regulation Sections 1.704 -l(b)(2)(ii)(d)(4), (5) and (6).

This definition is intended to comply with the provisions of Treasury Regulation Sections 1.704 -l(b)(2)(ii)(d) and 1.704 -2, and will be interpreted consistently with those provisions.

“Adjusted Capital Account Deficit” shall mean with respect to any Member, a negative balance in such Member’s Adjusted Capital Account.

“Affected Members” has the meaning ascribed to such term in Section 8.1(c).

“Affiliate” shall mean, with respect to any Person, (a) that is not a natural person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, and (b) that is a natural person, any (i) Immediate Family Member of such person, (ii) a trust the beneficiaries of which, or any corporation, limited liability company or partnership, the majority stockholders, members or partners of which, include only such person or such person’s Immediate Family Members and (iii) in the case of any Person who was issued Class C Units or other interests in the Company pursuant to Section 4.4 of the Prior Agreement, any entity to which such Person Transfers his or her Class C Units or such other interests, so long as all of the equity interests of such entity are directly or indirectly owned and controlled by such Person, provided that the terms of the operating agreement for such entity do not amend, modify or supersede the rights and obligations such Member had with respect to such Member’s Transferred Class C Units or such other interests or otherwise under this Agreement. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by,” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Annual Tax Distribution” has the meaning ascribed to such term in Section 9.1(b)(ii).

“Arrangement Agreement” shall mean that certain Arrangement Agreement, dated as of November 1, 2016, by and between Canadian Parent and the Company, as amended.

“Arrangement Drag-Along Notice” shall mean that certain notice, dated as of December 22, 2016, sent by SG Enterprises II, LLC and John W. Stanton to all other Members under the Prior Agreement.

“Business Day” shall mean any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in British Columbia or Seattle, Washington.

“Canadian Parent” shall mean Trilogy International Partners Inc., a corporation existing under the laws of the Province of British Columbia.

“Canadian Parent Common Issuance” shall mean any issuance by Canadian Parent of any Canadian Parent Common Shares, including any issuance in connection with a business acquisition by the Company or any of its Subsidiaries, an equity incentive program, a dividend reinvestment plan or upon the conversion, exercise or exchange of any security or other instrument convertible into or exercisable or exchangeable for Canadian Parent Common Shares (other than pursuant to the exercise of a Redemption Right or a Canadian Parent Warrant or an issuance described in Section 4.6).

“Canadian Parent Common Shares” shall mean the common shares in the capital of Canadian Parent.

“Canadian Parent Offer” has the meaning ascribed to such term in Section 4.16(a).

“Canadian Parent Shares” shall mean any Canadian Parent Common Shares or any New Canadian Parent Shares.

“Canadian Parent Warrants” shall mean (i) the share purchase warrants to acquire in the aggregate up to 13,402,688 Canadian Parent Common Shares following 30 days after the completion of Canadian Parent’s qualifying acquisition, at an exercise price of CAD$11.50 per share; and (ii) any other share purchase warrants, options or other rights to acquire Canadian Parent Shares issued by Canadian Parent in accordance with Article 4 of this Agreement.

“Candidate” has the meaning ascribed to such term in Section 14.6.

“Capital Account” shall mean the capital account determined and maintained for each Member pursuant to Section 7.2(a).

“Capital Contribution” shall mean any contribution to the capital of the Company in cash or property (the value of which shall be the Fair Market Value thereof) by a Member whenever made.

“Cash Amount” in respect of a Class C Unit, means a cash amount (denominated in U.S. dollars) equal to the Current Market Price of a Canadian Parent Common Share on the last Business Day prior to the applicable Redemption Date.

“Cash Equivalent Investment” shall mean any (a) evidence of indebtedness, maturing not more than one year after the date of issuance, issued or guaranteed by the United States or Canada (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States or Canada), (b) U.S. or Canadian dollar denominated commercial paper (including asset-backed commercial paper) rated at least A-1 by Standard & Poor’s Ratings Services (“S&P”) or P 1 by Moody’s Investors Service, Inc. (“Moody’s”), which is issued by a corporation (other than an Affiliate of Canadian Parent or the Company), (c) any certificate of deposit or bankers’ acceptance or time deposit, maturing not more than one year after such time, or other bank deposit account, which is issued by a commercial banking institution that (i) is a member of the Federal Reserve System or a Schedule I Canadian Chartered Bank; (ii) has a combined capital and surplus and undivided profits of not less than $1,000,000,000; and (iii) has a credit rating at least A-1 by S&P or P 1 by Moody’s, or (d) investment in money market mutual funds rated at least AAA by S&P or aaa by Moody’s.

“Certificate of Formation” shall mean the Certificate of Formation of the Company, which was filed with the Secretary of State of the State of Washington on November 21, 2005.

“Change of Control” shall mean (a) with respect to any Member (other than Canadian Parent) (an “Original Person”) (i) the acquisition by any other Person, directly or indirectly, of voting or equity securities of such Original Person in one or more transactions or series of transactions, including by merger, and after such transaction or transactions such other Person beneficially owns, directly or indirectly, 50% or more of the voting or equity securities of such Original Person, or (ii) such Original Person sells all or substantially all of its assets to any other Person or participates in a plan of liquidation, wind-up, dissolution or similar event in connection with a bankruptcy or insolvency proceeding and (b) with respect to Canadian Parent, the acquisition by any other Person, directly or indirectly, of 100% of the voting and equity securities of Canadian Parent (including any equity securities of Canadian Parent issuable upon the redemption of outstanding Class C Units, but excluding the special voting share of the Canadian Parent created in connection with the Arrangement Agreement) in one or more transactions or series of transactions, whether by merger, acquisition, amalgamation, take-over bid, arrangement, compulsory acquisition, reverse compulsory acquisition or other similar transaction; provided that (x) the acquirer in such Change of Control of Canadian Parent is a bona fide third party, (y) the transaction giving rise to such Change of Control is not for the primary purpose of causing the redemption of the Class C Units (it being understood and agreed that a transaction for the purpose of the acquirer in such Change of Control of Canadian Parent to acquire all of the voting and equity securities of Canadian Parent (including any equity securities of Canadian Parent issuable upon the redemption of outstanding Class C Units, but excluding the special voting share of the Canadian Parent created in connection with the Arrangement Agreement) not held by such acquirer shall not be deemed to be prohibited by this clause (y)), and (z) consideration is received by each holder of Canadian Parent Common Shares (for clarity, such holders shall include the holders of the Class C Units upon the redemption of such Class C Units) in connection with the consummation of such Change of Control, which consideration is comprised of (i) cash or (ii) marketable securities listed, and freely tradeable, on any National Securities Exchange, or a combination thereof, having value sufficient to enable each such holder to pay all tax liabilities arising under, or related to, such Change of Control (assuming that for purposes of the foregoing, the consideration payable to each such holder would be taxable at the Effective Tax Rate).

“Claim” has the meaning ascribed to such term in Section 6.3(a).

“Class A Units” shall mean a Member’s Class A limited liability company interest in the Company which represents a Member’s right to vote in accordance with the provisions of this Agreement and the Act. For the avoidance of doubt, a Member’s Class A Units shall not entitle such Member to any interest in any share of Net Profits, Net Losses or other items of Company income, gain, loss or deduction or a right to receive distributions of the Company’s assets.

“Class B Units” shall mean a Member’s Class B limited liability company interest in the Company which, except as otherwise provided in this Agreement, represents such Member’s share of Net Profits, Net Losses and other items of Company income, gain, loss or deduction and a Member’s right to receive distributions of the Company’s assets and vote in accordance with the provisions of this Agreement and the Act.

“Class C Units” shall mean, collectively, Class C-1 Units, Class C-2 Units, and Class C-3 Units.

“Class C-1 Units” shall mean a Member’s Class C-1 limited liability company interest in the Company which, except as otherwise provided in this Agreement, represents such Member’s share of Net Profits, Net Losses and other items of Company income, gain, loss or deduction and a Member’s right to receive distributions of the Company’s assets and vote in accordance with the provisions of this Agreement and the Act.

“Class C-2 Units” shall mean a Member’s Class C-2 limited liability company interest in the Company which, except as otherwise provided in this Agreement, represents such Member’s share of Net Profits, Net Losses and other items of Company income, gain, loss or deduction and a Member’s right to receive distributions of the Company’s assets and vote in accordance with the provisions of this Agreement and the Act.

“Class C-3 Units” shall mean a Member’s Class C-3 limited liability company interest in the Company which, except as otherwise provided in this Agreement, represents such Member’s share of Net Profits, Net Losses and other items of Company income, gain, loss or deduction and a Member’s right to receive distributions of the Company’s assets and vote in accordance with the provisions of this Agreement and the Act.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor act thereto, and, to the extent applicable, any Treasury Regulations promulgated thereunder.

“Company” has the meaning set forth in the preamble.

“Company Minimum Gain” has the same meaning as the term “partnership minimum gain” in Treasury Regulation Sections 1.704 -2(b)(2) and 1.704 -2(d).

“Company Securities” shall mean (i) the Units and (ii) any securities convertible into or exchangeable for, or options, warrants or other rights to acquire, Units or any other limited liability company interest or equity security issued by the Company in accordance with the terms hereof.

“Company Warrants” shall mean any warrants, options or other rights to acquire Class B Units or New Company Units, as applicable, issued by the Company to Canadian Parent in accordance with this Agreement.

“Current Market Price” shall mean, in respect of a Canadian Parent Share on any date, the weighted average trading price of the Canadian Parent Shares on the Toronto Stock Exchange during a period of 20 consecutive trading days through the last trading day before such date (and in respect of U.S. dollar determinations, the U.S. Dollar Equivalent thereof), or if the Canadian Parent Shares are not then listed on the Toronto Stock Exchange, on such other stock exchange or automated quotation system on which the Canadian Parent Shares are listed or quoted, as may be selected by the Managing Member for such purpose, or if the Canadian Parent Shares are not then listed or quoted on the Toronto Stock Exchange or on any other stock exchange or automated quotation system, then the Current Market Price of a Canadian Parent Share shall be determined by the Managing Member in good faith, and provided, further, that any such selection, opinion or determination by the Managing Member shall be conclusive and binding.

“Drag-Along Members” has the meaning ascribed to such term in Section 11.3(a).

“Drag-Along Notice” has the meaning ascribed to such term in Section 11.3(a).

“Drag-Along Sellers” has the meaning ascribed to such term in Section 11.3(a).

“Effective Date” has the meaning ascribed to such term in the preamble.

“Effective Tax Rate” shall mean 40 percent, except that in the event that applicable tax rates for any taxable year differ from the tax rates in effect as of the Effective Date, the Tax Matters Partner shall in good faith make appropriate adjustments to the Effective Tax Rate.

“Effective Time” has the meaning ascribed to such term in the Arrangement Agreement.

“Equivalency Voting Event” shall mean any matter in respect of which applicable Law provides holders of Class C Units with a vote as holders of Units of the Company in order to approve or disapprove, as applicable, any change to, or any change in the rights of the holders of, the Class C Units, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Class C Units and the Canadian Parent Common Shares.

“Estimated Tax Distribution” shall mean for any Estimated Tax Distribution Date the remainder of (i) the Effective Tax Rate multiplied by the product of (a) the number of Taxable Quarters during the fiscal year which will have elapsed as of the end of the last Business Day of the preceding Taxable Quarter and (b) 25 percent of the amount of taxable income of the Company as determined in accordance with Article 8 for such fiscal year, as estimated by the Tax Matters Partner in good faith as of the end of such Taxable Quarter, minus (ii) the cumulative Estimated Tax Distributions made pursuant to Section 9.1(b)(i) for each prior Taxable Quarter during such fiscal year.

“Estimated Tax Distribution Date” shall mean for any fiscal year April 10, June 10 and September 10 of such fiscal year and January 10 of the following fiscal year.

“Fair Market Value” shall mean, with respect to any asset, as of the date of determination, the cash price at which a willing seller would sell and a willing buyer would buy such asset in a transaction negotiated at arm’s length by unaffiliated third parties, each being apprised of and considering all relevant facts, circumstances and factors, and neither acting under compulsion or time constraints, as determined by the Managing Member in good faith unless otherwise provided herein.

“Governmental Authority” shall mean any federal, provincial, state, regional, county, city, municipal or local government, whether foreign or domestic, or any department, agency, court, bureau or other administrative or regulatory body obtaining authority from any of the foregoing, or any stock exchange or similar marketplace.

“Immediate Family Member” shall mean, as to any natural person, the current or any former spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) of such person, any lineal descendant (defined to include any adopted children) of such person or such current or former spouse, any sibling or parent of such person, or any lineal descendant (including adopted children) of a sibling of such person.

“Indemnified Persons” has the meaning ascribed to such term in Section 6.3(a).

“Indenture” shall mean that certain Indenture, dated as of May 6, 2016, pursuant to which the Company issued $450,000,000 in aggregate principal amount of its 13.375% senior secured notes due 2019, as amended, restated, modified, supplemented or superseded from time to time.

“Independent Directors” shall mean those members of the board of directors of the Managing Member who are not employees, officers, managers or partners of the Managing Member or any of its Affiliates, and who are not holders of any Class C Units or employees, officers, managers, partners or Affiliates of any holder of Class C Units, and who have been determined to be independent directors of the Managing Member by the board of directors of the Managing Member.

“IRS” has the meaning set forth in Section 10.5(a).

“Joinder” shall mean a joinder in substantially the form of Exhibit A hereto.

“Law” shall mean any statute, law, ordinance, regulation, judgment, decree, injunction, ruling, order, rule, stipulation or determination issued, promulgated or entered by or with any Governmental Authority.

“License” shall mean a license, permit, certificate of authority, waiver, approval, certificate of public convenience and necessity, registration or other authorization consent or clearance, in each case issued or granted by a Governmental Authority.

“Lien” shall mean any mortgage, pledge, hypothecation, claim, assessment, security interest, lease, sublease, license, lien, conditional sale contract, title retention contract, adverse claim or interest, easement, encroachment, title defect, voting trust agreement (other than that in respect of the special voting share of the Canadian Parent being created in connection with the Arrangement Agreement), option, charge, right of first refusal or other encumbrance or restriction of any kind or rights of others, or other contract to grant any of the foregoing.

“Lock-Up Period” shall mean, (i) with respect to Class C-1 Units, a period of 24 months from the Effective Time, (ii) with respect to Class C-2 Units, a period of 12 months from the Effective Time, and (iii) with respect to Class C-3 Units, a period of 180 days from the Effective Time.

“Managing Member” has the meaning ascribed to such term in Section 5.1(a) .

“Member” shall mean each Person who executes a counterpart of this Agreement as a Member and each Person who may hereafter become a Member. “Member” also includes a Person who executed the original Limited Liability Company Agreement of the Company, dated as of November 21, 2005, and any amendment or restatement thereof (including but not limited to the Prior Agreement) or a Joinder thereto, and is still a Member at the appropriate time.

“Member Minimum Gain” has the same meaning as the term “partner nonrecourse debt minimum gain” in Treasury Regulation Section 1.704-2(i).

“Member Nonrecourse Deductions” has the same meaning as the term “partner nonrecourse deductions” in Treasury Regulation Sections 1.704-2(i)(1) and (2). The amount of Member Nonrecourse Deductions for a Company fiscal year shall be determined in accordance with Treasury Regulation Section 1.704-2(i)(2).

“National Securities Exchange” shall mean (a) an exchange registered with the SEC under Section 6(a) of the Securities Exchange Act, the Toronto Stock Exchange, the Aequitas NEO Exchange, or the Canadian Stock Exchange, or any successor thereto, and (b) any other securities exchange (whether or not registered with the SEC under Section 6(a) of the Securities Exchange Act) that the Managing Member in its sole discretion shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Profits” and “Net Losses” has the meaning ascribed to those terms in Section 8.5(a).

“New Canadian Parent Shares” has the meaning ascribed to such term in Section 4.5(c).

“New Company Units” has the meaning ascribed to such term in Section 4.5(c).

“New Partnership Audit Provisions” has the meaning ascribed to such term in Section 10.5(c)(i).

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a Company fiscal year shall be determined pursuant to Treasury Regulation Section 1.704-2(c).

“Notes” has the meaning ascribed to such term in Section 9.1(d).

“Notional Distribution Amount” has the meaning ascribed to such term in Section 11.3(b).

“Official” has the meaning ascribed to such term in Section 14.6.

“OIO Approval” shall mean, with respect to Canadian Parent’s ownership interest in the Company (as the same may change from time to time), the consents required therefor from the applicable Governmental Authority in New Zealand under the Overseas Investment Act 2005 and the Overseas Investment Regulations 2005.

“Party Official” has the meaning ascribed to such term in Section 14.6.

“PEP V” shall mean Providence Equity Partners V L.P., a Delaware limited partnership, and its successors and assigns.

“PEP VA” shall mean Providence Equity Partners V-A L.P., a Delaware limited partnership, and its successors and assigns.

“Percentage Interest” of any Person, at any date of determination, shall mean a fraction, expressed as a percentage, (a) the numerator of which is the aggregate number of outstanding Class B Units, Class C Units and, as applicable, any other Company Securities that the Managing Member, with the prior approval of a majority of the Independent Directors, determines in good faith entitles the holder thereof to a share of the Company’s Net Profits, Net Losses and other items of Company income, gain, loss or deduction and the right to receive distributions of the Company’s assets, owned by such Person and (b) the denominator of which is the aggregate number of outstanding Class B Units, Class C Units and, as applicable, any other Company Securities that the Managing Member, with the prior approval of a majority of the Independent Directors, determines in good faith entitles the holder thereof to a share of the Company’s Net Profits, Net Losses and other items of Company income, gain, loss or deduction and the right to receive distributions of the Company’s assets, owned by all Members (including such Person). The combined Percentage Interest of all Members shall at all times equal 100%. For the avoidance of doubt, all Class B Units and Class C Units held by any Person shall be taken into account, whereas any Class A Units held by any Person shall not be taken into account, in determining such Person’s Percentage Interest.

“Permitted 9.1(d) Financing” has the meaning ascribed to such term in Section 9.1(d)(ii).

“Person” shall mean any individual, corporation, partnership, firm, joint venture, association, limited liability company, joint stock company, trust, estate, unincorporated organization, Governmental Authority, or other entity.

“Political Party” has the meaning ascribed to such term in Section 14.6.

“Prior Agreement” has the meaning ascribed to such term in the preamble.

“Proposed Transfer Notice” has the meaning ascribed to such term in Section 11.1(b).

“Providence” shall mean PEP V and PEP VA.

“Redemption Date” has the meaning ascribed to such term in Section 2.1(b) of Schedule B.

“Redemption Notice” shall mean the notice in the form of Exhibit A to Schedule B or in such other form as may be acceptable to the Company.

“Redemption Right” has the meaning ascribed to such term in Section 2.1(a) of Schedule B.

“Redemption Share” shall mean, with respect to each Class C Unit, one Canadian Parent Common Share.

“Regulatory Allocations” has the meaning ascribed to such term in Section 8.3(a).

“Restricted Payments” has the meaning ascribed to such term in Section 9.1(d).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” with respect to any Person (the “Parent”) shall mean any Person of which such Parent, at the time in respect of which such term is used, (a) owns directly or indirectly more than 50% of the equity or beneficial interests, or (b) owns directly or indirectly, or controls with the power to vote, through one or more Subsidiaries shares of capital stock or beneficial interest having the power to cast at least a majority of the votes entitled to be cast for the election of directors, trustees, managers or other officials having powers analogous to those of directors of a corporation.

“Subject Units” has the meaning set forth in Section 2.1(b) of Schedule B.

“Tax Matters Class C Representative” has the meaning set forth in Section 10.5(b)(i).

“Tax Matters Partner” has the meaning set forth in Section 10.5(a).

“Taxable Quarter” means, in any fiscal year, any of the following periods: (i) January 1 to March 31, (ii) April 1 to May 31, (iii) June 1 to August 31, and (iv) September 1 to December 31.

“Third Party” shall mean any Person other than a Member or its Affiliates.

“TINZ” has the meaning ascribed to such term in Section 8.5(b).

“Transfer” shall mean any direct or indirect sale, conveyance, transfer, assignment, pledge, encumbrance, hypothecation or other grant of any security interest in or Lien on, or any other disposition, by operation of Law or otherwise, of any Company Security or any agreement to do any of the foregoing. With respect to any Member, the term “Transfer” shall include Transfers as a result of a Change of Control of such Member.

“Treasury Regulations” shall mean the U.S. federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, as such Treasury Regulations may be amended from time to time (it being understood that all references herein to specific sections of the Treasury Regulations shall be deemed also to refer to any corresponding provisions of succeeding Treasury Regulations).

“Units” shall mean, collectively, the Class A Units, the Class B Units, the Class C Units, any New Company Units and any other limited liability company interests or equity security issued by the Company in accordance with the terms of this Agreement.

“Units Offer” has the meaning ascribed to such term in Section 4.16(b).

“U.S. Dollar Equivalent” shall mean, in respect of an amount expressed in a currency other than United States dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying: (a) the Foreign Currency Amount, by (b) the average noon spot exchange rate, during a period of 20 consecutive trading days through the last trading day before such date, for such foreign currency expressed in U.S. dollars as reported by the Federal Reserve Bank of New York. In the event the Federal Reserve Bank of New York exchange rate is not available in respect of such period, such average spot exchange rate for such period shall be determined by a majority of the Independent Directors in their reasonable judgment exercised in good faith.

“U.S. Holdings” shall mean Trilogy International Partners Holdings (U.S.) Inc., a Delaware corporation and a wholly-owned subsidiary of Canadian Parent.

“Voting Trust Agreement” shall mean that certain Voting Trust Agreement, dated as of February 7, 2017, between Canadian Parent, the Company and TSX Trust Company, as the voting trustee, as amended from time to time.

“Withheld Amounts” has the meaning ascribed to such term in Section 9.1(d)(i).

“WWIB LLC” has the meaning ascribed to such term in Section 8.5(b).

Section 1.2	Construction.

As all parties hereto have participated in the drafting of this Agreement, any ambiguity shall not be construed against any party as the drafter. Unless the context of this Agreement clearly requires otherwise, (a) “or” has the inclusive meaning frequently identified with the phrase “and/or,” (b) “including” has the inclusive meaning frequently identified with the phrase “including, but not limited to,” (c) references to “hereof,” “hereunder” or “herein” or words of similar import relate to this Agreement, (d) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference shall be an Article, Section, Schedule or Exhibit of this Agreement unless otherwise indicated, and (e) the terms defined hereunder shall have the meanings therein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. The section and article headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

All terms and words used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number and any other gender as the context of this Agreement requires.

ARTICLE 2

FORMATION AND TERM

Section 2.1	Name.

The name of the Company is Trilogy International Partners LLC.

Section 2.2	Principal Place of Business.

The principal place of business of the Company shall be 155 – 108th Avenue N.E., Suite 400, Bellevue, Washington 98004. The Company may locate its place of business at any other place or places as the Managing Member may from time to time deem advisable. The Managing Member shall notify the other Members of any such change in the principal place of business of the Company.

Section 2.3	Registered Office and Agent.

The Company’s registered agent and the address of its registered office in the State of Washington are SEL, Inc., 800 Fifth Avenue, Suite 4000, Seattle, Washington 98104. The registered office and registered agent may be changed by the Managing Member from time to time by filing an amendment to the Certificate of Formation.

Section 2.4	Term.

The term of the Company shall be perpetual, as set forth in the Certificate of Formation, unless the Company is earlier dissolved in accordance with either Article 12 or the Act.

ARTICLE 3

PURPOSE

Section 3.1	Purpose.

The Company has been formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing. Subject to the terms, conditions and limitations set forth in this Agreement, the Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purpose set forth in this Article 3.

ARTICLE 4

MEMBERS AND UNITS

Section 4.1	Members.

The names, addresses, number and class of Units, the Percentage Interests, the Capital Contributions and the Capital Accounts of the Members shall be maintained by the Company at its principal office.

Section 4.2	Units.

(a)                  Subject to the terms of this Agreement, the interests in the Company of the Members are divided into and represented, as of the Effective Date, by an unlimited number of each of three classes of Units as follows: (i) interests of U.S. Holdings and Canadian Parent, which are represented by Class A Units and Class B Units, respectively; and (ii) interests of the other Members, which are represented by three series of Class C Units as follows (A) Class C-1 Unit, (B) Class C-2 Unit, and (C) Class C-3 Unit, in each case, as set forth on Schedule A. Each series of Class C Unit shall entitle the holder thereof to the same rights and obligations hereunder except with respect to the Lock-Up Period applicable to such series of Class C Unit.

(b)                  As of the Effective Date, the Company hereby issues to (i) U.S. Holdings the number of Class A Units as set forth opposite its name on Schedule A, (ii) Canadian Parent the number of Class B Units as set forth opposite its name on Schedule A, and (iii) each other Member the number of Class C Units as set forth opposite such Member’s name on Schedule A, in consideration of the Transfer by such Member of the Company units owned by it immediately prior to the Effective Date, in accordance with the Arrangement Drag-Along Notice. Except in accordance with this Agreement, no other Units or other Company Securities shall be issued.

(c)                  Ownership and Transfers of Units shall be registered on the books (Unit transfer ledger) of the Company and no certificates shall be issued with respect to the Units.

Section 4.3	Voting.

(a)                  Except as expressly set forth in this Agreement, only Members holding Class A Units shall have any voting rights hereunder.

(b)                  On all matters upon which any or all of the Members are entitled to vote pursuant to the terms of this Agreement or applicable Law, every holder of a Unit that entitles such holder to vote on such matter shall be entitled to one (1) vote in person or by proxy for each such Unit standing in its name on the transfer books of the Company. The vote of holders of a majority of the Units entitled to be voted on a particular matter will be sufficient to approve the matter, unless a higher approval threshold or a vote of holders of a particular class of Units is specifically provided for in this Agreement with respect to such particular matter. This Section 4.3(b) is intended to reduce the required voting thresholds provided for in Sections 121(2) and 441 of the Act.

(c)                  Any action of any Members pursuant to this Agreement or the Act required or permitted to be taken at a meeting of Members may be taken without a meeting by written consent signed by such Members that would be required in order to take the same action at a meeting of the Members at which all Members were present. When written action by consent is taken by less than all Members, the Company will promptly notify all Members of the consent’s text and effective date. Failure to provide such notice does not invalidate the written consent.

Section 4.4	Redemption Rights and Other Terms and Conditions of Class C Units.

Each Class C Unit (and only each Class C Unit) will have, in addition to the rights and preferences set forth elsewhere in this Agreement, the redemption rights and other terms and conditions set forth in Schedule B hereto.

Section 4.5	Issuances and Redemptions of Units and Convertible Securities; Shareholder Rights Plans.

(a)                  Except as expressly provided in this Section 4.5, the Company shall not, and the Managing Member shall not permit the Company to, issue additional Units or other Company Securities.

(b)                  Upon any Canadian Parent Common Issuance, Canadian Parent shall subscribe for additional Class B Units by making a payment to the Company in an amount equal to the proceeds, if any, of such issuance (net of any selling or underwriting discounts or commissions and other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Company in accordance with Section 9.1(c) and such reimbursement proceeds shall be deemed to be contributed by Canadian Parent to the Company). Upon receipt of and in consideration of any such payment (or if there is no such payment, in the case of a stock dividend to the holders of Canadian Parent Common Shares or similar transaction or other issuance described in the last sentence of this Section 4.5(b), upon such Canadian Parent Common Issuance), the Company shall issue to Canadian Parent a number of additional Class B Units equal to the number of Canadian Parent Common Shares issued in the applicable Canadian Parent Common Issuance. For the avoidance of doubt, Canadian Parent shall be deemed to not have received any proceeds in respect of an issue of Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares) to holders of Canadian Parent Common Shares who elect to reinvest the proceeds of any cash dividends they receive for additional Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares) in connection with any dividend reinvestment plan or similar plan.

(c)                  If a new class of equity securities (for greater certainty, other than the special voting share of the Canadian Parent being created in connection with the Arrangement Agreement) of Canadian Parent is created and issued by Canadian Parent (“New Canadian Parent Shares”), the Managing Member shall (either immediately before or after such issuance): (i) cause the Company to create a corresponding new class of Units (“New Company Units”) that has corresponding distribution rights to such New Canadian Parent Shares, (ii) cause the Company to issue to Canadian Parent a number of New Company Units equal to the number of New Canadian Parent Shares so issued in consideration of a Capital Contribution by Canadian Parent to the Company with the proceeds from the issuance of such New Canadian Parent Shares (net of any selling or underwriting discounts or commissions and other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Company in accordance with Section 9.1(c) and such reimbursement proceeds shall be deemed to be contributed by Canadian Parent to the Company), and (iii) effect such amendments to this Agreement as are necessary in order to provide that the distributions and allocations in respect of the New Company Units to Canadian Parent pursuant to this Agreement are made on terms that allow Canadian Parent to fund distributions on such New Canadian Parent Shares in accordance with their terms and such other amendments as are necessary such that the rights and preferences of the capital of Canadian Parent in the Company continue to correspond with the rights and preferences of the outstanding capital of Canadian Parent.

(d)                  Upon the issuance by Canadian Parent of any Canadian Parent Warrants (excluding warrants referred to in clause (i) of the definition of Canadian Parent Warrants), Canadian Parent shall subscribe for additional Company Warrants by making a payment to the Company in an amount, if any, equal to the proceeds of such issuance (net of any selling or underwriting discounts or commissions and other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Company in accordance with Section 9.1(c) and such reimbursement proceeds shall be deemed to be contributed by Canadian Parent to the Company). Upon receipt of and in consideration of any such payment, the Company shall issue to Canadian Parent additional Company Warrants convertible into a number of Class B Units or New Company Units, as applicable, equal to the number of Canadian Parent Common Shares or New Canadian Parent Shares, as applicable, into which such newly issued Canadian Parent Warrants are convertible.

(e)                  Upon the issuance by Canadian Parent of any Canadian Parent Common Shares or New Canadian Parent Shares upon the exercise of any Canadian Parent Warrants, Canadian Parent (i) shall automatically be deemed to have exercised the number of Company Warrants that are exercisable for a number of additional Class B Units or New Company Units, as applicable, equal to the number of Canadian Parent Common Shares or New Canadian Parent Shares so issued (ii) and in connection with such deemed exercise, shall pay to the Company an amount equal to the amount, if any, received by Canadian Parent from the holder of such Canadian Parent Warrants upon the exercise thereof. Upon receipt of and in consideration of any such payment, the Company shall issue to Canadian Parent the applicable number of additional Class B Units or New Company Units, as applicable, for such exercised Company Warrants in accordance with the terms thereof.

(f)                  Immediately upon the redemption of any Class C Units pursuant to the exercise of a Redemption Right, as of the effective time of such redemption, Canadian Parent shall cause any Redemption Share issued in connection with the redemption to be delivered to the holder exercising the Redemption Right and the redeemed Class C Unit shall thereupon be cancelled and shall cease to exist. Immediately upon the issuance of each Redemption Share, the Company shall issue to Canadian Parent a Class B Unit. Upon the redemption of any Class C Units for the Cash Amount pursuant to the exercise of a Redemption Right, as of the effective date of such redemption, each such Class C Unit automatically shall be deemed cancelled concurrently with such payment, without any action on the part of any Person, including Canadian Parent, the Managing Member or the Company. Notwithstanding any other provision of this Agreement, as a condition to the exercise of a Redemption Right by a holder of Class C Units, such holder shall upon request confirm to Canadian Parent and the Company his, her or its status as an accredited investor under U.S. securities laws and shall comply with all other requirements applicable to the issuance or transfer of Redemption Shares on a basis exempt from registration pursuant to Regulation D thereunder or another applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws matters being relied upon by Canadian Parent and/or the Company.

(g)                  Subject to Section 4.6, if Canadian Parent proposes to redeem, repurchase or otherwise acquire any Canadian Parent Shares (or Canadian Parent Warrants or other securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Shares) for cash, the Company shall, immediately prior to, and contingent upon, such redemption, repurchase or acquisition, redeem a number of Class B Units or New Company Units (or Company Warrants or other securities exchangeable for or convertible into or carrying rights to acquire Class B Units or New Company Units), as applicable, equal to the number of Canadian Parent Shares (or Canadian Parent Warrants or other securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Shares) to be redeemed, repurchased or acquired in consideration of a payment by the Company to Canadian Parent equal to the cash amount required for Canadian Parent to fund such redemption, repurchase or acquisition, as the case may be.

(h)                  If Canadian Parent adopts a shareholder rights plan or similar plan pursuant to which holders of Canadian Parent Common Shares would receive with respect to their Canadian Parent Common Shares any securities, purchase rights, acquisition rights or similar rights to acquire additional Canadian Parent Common Shares or any other equity or debt securities of Canadian Parent upon the occurrence of specified events or transactions, the Managing Member shall cause the Company to, and the Company shall, adopt an equivalent rights plan or similar plan that would (i) provide holders of Class B Units and Class C Units, respectively, economically equivalent securities, purchase rights, acquisition rights or similar rights, respectively, to acquire additional Class B Units, Class C Units or equity or debt securities of the Company, as the case may be, that are economically equivalent to the applicable equity or debt securities of Canadian Parent, and (ii) provide such holders of Class C Units redemption rights that would permit such holders of Class C Units to redeem such additional Class C Units or equity or debt securities for an equivalent number of Canadian Parent Common Shares or other equity or debt securities of Canadian Parent, as applicable.

Section 4.6	Reciprocal Changes

(a)                  So long as any Class C Units are outstanding, Canadian Parent will not:

(i)                  issue or distribute Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares) to holders of all or substantially all outstanding Canadian Parent Common Shares by way of stock dividend or other distribution, including an issue of Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares) to holders of Canadian Parent Common Shares who elect to reinvest the proceeds of any cash dividends they receive for additional Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares) in connection with any dividend reinvestment plan or similar plan; or

(ii)                  issue or distribute rights, options or warrants to the holders of all or substantially all outstanding Canadian Parent Common Shares entitling them to subscribe for or to purchase Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares); or

(iii)                  issue or distribute to the holders of all or substantially all outstanding Canadian Parent Common Shares (A) evidences of indebtedness of Canadian Parent or (B) cash or other assets of Canadian Parent, unless, in each case, rights, options, securities, warrants, shares, evidences of indebtedness, amounts of cash or other assets are issued or distributed on an equitably equivalent basis (per Class C Unit) simultaneously to all holders of the Class C Units; provided that, for greater certainty, the above restrictions shall not apply (A) to dividends or distributions on Canadian Parent Common Shares where an equal distribution is made on each Class C Unit in accordance with Section 9.1(a), (B) to any securities issued or distributed by Canadian Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement, or (C) to payments made to Canadian Parent pursuant to Section 9.1(c) . Neither the foregoing nor any other provision hereof shall prohibit the Canadian Parent from making distributions to holders of Canadian Parent Common Shares in the form of cash denominated in Canadian dollars or any other currency, and the Company from simultaneously making distributions to holders of Class C Units in the form of (1) cash denominated in U.S. dollars or (2) additional Class C Units, in each case so long as such distributions are otherwise made on an equitably equivalent basis (per Class C Unit) based on the U.S. Dollar Equivalent of the cash distributions made to holders of Canadian Parent Common Shares (per Canadian Parent Common Share), and, as applicable, the Fair Market Value of a Class C Unit. For the avoidance of doubt, in the case of any cash distributions made by Canadian Parent in connection with any dividend reinvestment plan or other similar plan pursuant to which holders of Canadian Parent Common Shares have the right to elect to reinvest the proceeds of such distribution for additional Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares), the distribution to be made on an equitably equivalent basis (per Class C Unit) under this Section 4.6 to the holders of the Class C Units shall be determined, in the case of a cash distribution by the Company, based on the amount of the cash distributions made by Canadian Parent (per Canadian Parent Common Share), or in the case of a Unit distribution by the Company, based on the Fair Market Value of each Canadian Parent Common Share (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Common Shares) issuable in consideration of the reinvested proceeds (per Canadian Parent Common Share).

(b)                  So long as any Class C Units are outstanding, Canadian Parent will not:

(i)                  subdivide, redivide or change the then outstanding Canadian Parent Common Shares into a greater number of Canadian Parent Common Shares; or

(ii)                  reduce, combine, consolidate or change the then outstanding Canadian Parent Common Shares into a lesser number of Canadian Parent Common Shares; or

(iii)                  reclassify or otherwise change Canadian Parent Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting Canadian Parent Common Shares (other than an amalgamation, merger, reorganization or other transaction affecting Canadian Parent Common Shares where such Canadian Parent Common Shares are used as consideration in an acquisition by the Company or any Subsidiary of the Company), unless, in each case, the same or an equitably equivalent change shall simultaneously be made to, or in the rights of the holders of, the Class C Units.

(c)                  Canadian Parent and the Managing Member will ensure that the record date for any event referred to in Section 4.6(a) or (b) hereof or if no record date is applicable for such event the effective date for any such event), as well as the payment or effective date thereof, will be the same with respect to both the Class C Units and the Canadian Parent Common Shares, and that such record date or effective date is not less than five Business Days after the date on which such event is declared or announced by Canadian Parent (with contemporaneous notification thereof by Canadian Parent to the Company).

(d)                  The Managing Member with the approval of a majority of the Independent Directors shall determine, in good faith, and if desired by the Managing Member with assistance of such reputable and qualified independent financial advisors and/or other experts as the Managing Member may require, equitable equivalence for the purposes of any event referred to in Section 4.6(a) or (b) hereof, and each such determination shall be conclusive and binding on the Members. In making each such determination, the following factors shall, without excluding other factors determined by the Managing Member to be relevant, be considered by the Managing Member:

(i)                  in the case of any stock dividend or other distribution payable in any Canadian Parent Common Shares, the number of such shares issued in proportion to the number of Canadian Parent Common Shares previously outstanding;

(ii)                  in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase any Canadian Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire any Canadian Parent Common Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of such Canadian Parent Common Shares;

(iii)                  in the case of the issuance or distribution of any other form of property (including without limitation any rights, options or warrants other than those referred to in Section 4.6(d)(ii) hereof, any evidences of indebtedness of Canadian Parent or any cash or other assets of Canadian Parent), the relationship between the Fair Market Value (as determined by the Managing Member in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Canadian Parent Common Share and the Current Market Price of such Canadian Parent Common Share; and

(iv)                  in the case of any subdivision, redivision or change of the then-outstanding Canadian Parent Common Shares into a greater number of Canadian Parent Common Shares or the reduction, combination, consolidation or change of the then-outstanding Canadian Parent Common Shares into a lesser number of Canadian Parent Common Shares or any amalgamation, merger, reorganization or other transaction affecting Canadian Parent Common Shares, the effect thereof upon the then outstanding Canadian Parent Common Shares (other than an amalgamation, merger, reorganization or other transaction affecting Canadian Parent Common Shares where such Canadian Parent Common Shares are used as consideration in an acquisition by the Company or any Subsidiary of the Company).

(e)                  The Company agrees that, to the extent required, upon due notice from Canadian Parent, the Company will use its reasonable best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate distributions are paid or other distributions are made by the Company, or subdivisions, redivisions or changes are made to the Class C Units, in order to implement the required equitable equivalence with respect to distributions on any Canadian Parent Common Shares and Class C Units as provided for in this Section 4.6.

(f)                  The Company shall not effect any subdivision or combination of Units, by reverse split, reclassification, recapitalization or otherwise, other than in accordance with this Section 4.6.

(g)                  No actions in respect of the Class C Units contemplated or permitted pursuant to Section 4.5 or Section 4.6 shall be made without the corresponding action contemplated or permitted pursuant to in Section 4.5 or Section 4.6, as applicable, having been made in respect of Canadian Parent Common Shares.

(h)                  Notwithstanding anything in this Agreement to the contrary, Canadian Parent shall not take any action that would require an equitably equivalent action with respect to Class C Units to be taken pursuant to Section 4.5 or this Section 4.6, if such equitable equivalent action would result in a violation of, or constitute a default under, the Indenture, as determined by the Managing Member in consultation with the Independent Directors, without the approval of the Canadian Parent board of directors.

Section 4.7	Other Restrictions on Activities of Canadian Parent, U.S. Holdings and Canadian Parent’s Other Subsidiaries.

Without limiting the generality of any other provisions hereof, except as expressly provided in Section 4.5, Section 4.6 or Section 9.1(d), so long as any Class C Units are outstanding, neither Canadian Parent nor U.S. Holdings shall take any of the following actions, except through the Company or its Subsidiaries:

(a)                  Redeem, repurchase, otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any equity interests, rights to acquire any equity interests or other securities issued by Canadian Parent except in accordance with Section 4.5(g) .

(b)                  Incur any indebtedness for borrowed money or other obligations or liabilities, except with respect to indebtedness for borrowed money, whether on a secured or unsecured basis, the proceeds of which are used to make a loan to the Company on terms substantially identical to the terms of such indebtedness for borrowed money, or guarantees of indebtedness for borrowed money incurred by the Company or any of its Subsidiaries, whether on a secured or unsecured basis.

(c)                  Use the proceeds of any issuance of any Canadian Parent Shares other than in accordance with Section 4.5 or any other applicable provision of this Agreement.

(d)                  Acquire, purchase or buy any assets, except as otherwise permitted pursuant to this Section 4.7.

(e)                  Create any Subsidiaries.

(f)                  Make any loans, advances or payments to, or investments in, any Third Party; provided that nothing in this clause (f) will prohibit either Canadian Parent or U.S. Holdings from (i) making any payments in respect of tax liabilities or other liabilities or obligations in respect of which it is entitled to receive a payment from the Company in accordance with Section 9.1(c), or (ii) making Cash Equivalent Investments in accordance with its ordinary course cash management practices.

(g)                  In the case of Canadian Parent, sell, transfer or otherwise dispose of any equity interests in U.S. Holdings, or cause U.S. Holdings to issue (and U.S. Holdings agrees that it shall not issue) any additional equity interests or securities exchangeable for or convertible into equity interests of U.S. Holdings (other than to Canadian Parent).

(h)                  Engage in any trade or business, other than (i) ownership of Units of the Company and, in the case of Canadian Parent, the equity interests of U.S. Holdings, and activities incidental thereto, (ii) activities incidental to the maintenance of its corporate existence (including as a public company, where applicable), and (iii) the performance of any obligations not prohibited from being incurred hereunder, which shall include, in the case of U.S. Holdings, obligations in respect of the management of the business and affairs of the Company.

Notwithstanding the foregoing, nothing in this Section 4.7 shall restrict or otherwise prohibit Canadian Parent or U.S. Holdings from taking any action or incurring any obligations or liabilities (i) incidental to (A) the operation of the business of Canadian Parent, U.S. Holdings or the Company, (B) its ownership of Class A Units and/or Class B Units, or (C) the maintenance of Canadian Parent’s status as a public company, or (ii) as otherwise required by applicable Laws.

Section 4.8	Segregation of Funds.

The Managing Member will cause the Company to deposit a sufficient amount of funds in a separate account of the Company and segregate a sufficient amount of such other assets and property as is necessary to enable the Company to pay distributions and other amounts when due under Section 9.1 and to pay or otherwise satisfy its obligations under Article 2 of Schedule B hereto, as applicable.

Section 4.9	Reservation of Canadian Parent Common Shares.

Canadian Parent hereby represents, warrants and covenants in favor of the Company that Canadian Parent has reserved for issuance and will, at all times while any Class C Units are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued share capital at least such number of Canadian Parent Common Shares (or other shares or securities into which Canadian Parent Common Shares may be reclassified or changed as contemplated by Section 4.5) without duplication (a) as is equal to the sum of (i) the number of Class C Units issued and outstanding from time to time and (ii) the number of Class C Units issuable upon the exercise of all rights to acquire Class C Units outstanding from time to time and (b) as are now and may hereafter be required to enable and permit Canadian Parent to meet its obligations under any other security or commitment pursuant to which Canadian Parent may now or hereafter be required to issue Canadian Parent Common Shares, and to enable and permit the Company to meet its obligations hereunder.

Section 4.10	Notification of Certain Events.

In order to assist Canadian Parent in complying with its obligations hereunder, the Company will notify Canadian Parent of the following: (a) the receipt by the Company of a Redemption Notice, immediately upon the receipt thereof; or (b) any mandatory redemption in accordance with Article 2 of Schedule B hereto, at least five (5) Business Days prior to the date on which the Company gives written notice to holders of Class C Units thereof.

Section 4.11	Delivery of Canadian Parent Common Shares to the Company.

Upon any event that requires Canadian Parent Common Shares to be delivered (by book-entry or otherwise) to any holder of Class C Units, Canadian Parent shall forthwith issue and deliver or cause to be delivered the requisite number of Canadian Parent Common Shares to be received by, and issued to or to the order of, the former holder of the surrendered Class C Units. All such Canadian Parent Common Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any Lien. In consideration of the issuance and delivery of each such Canadian Parent Common Share, the Company shall issue to Canadian Parent a Class B Unit as provided in Section 4.5(f) .

Section 4.12	Qualification of Canadian Parent Common Shares.

If any Canadian Parent Common Shares (or other shares or securities into which Canadian Parent Common Shares may be reclassified or changed as contemplated by Section 4.6) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other Canadian or United States legal requirement before such shares (or such other shares or securities) may be issued and delivered by Canadian Parent to the holder of surrendered Class C Units or in order that such shares (or such other shares or securities) may be freely traded thereafter (including on any National Securities Exchange on which Canadian Parent Common Shares may then be listed and with respect to any restrictions on transfer or an amount of Canadian Parent Common Shares which may be transferred by reason of a holder being a “control person” for purposes of Canadian provincial securities law or an “affiliate” of Canadian Parent for purposes of United States federal or state securities law, but excluding ordinary course blackout provisions or other restricted trading periods pursuant to Canadian Parent’s customary insider trading policies), Canadian Parent will in good faith use its reasonable best efforts to expeditiously take all such actions and do all such things, including, without limitation, filing, and using its reasonable best efforts to cause and maintain the effectiveness of, one or more resale registration statements under the Securities Act covering the disposition of Canadian Parent Common Shares issued to Affiliates of Canadian Parent or issuable to the holders of surrendered Class C Units (which registration statement(s) shall be pursuant to the Multijurisdictional Disclosure System or on a Form S-1 or S-3 (or such other form that is then available) as necessary to achieve resale registration under United States securities laws of such shares under the then circumstances or anticipated circumstances of Canadian Parent), as are necessary or desirable to cause such Canadian Parent Common Shares (or such other shares or securities) to be and remain duly registered, qualified or approved and to be freely tradeable without volume limits under United States and/or Canadian law, as the case may be, including, without limitation, in accordance with Schedule C, and Canadian Parent will in good faith use its reasonable best efforts to expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Canadian Parent Common Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Canadian Parent Common Shares (or such other shares or securities) have been listed by Canadian Parent and remain listed and are quoted or posted for trading at such time.

Section 4.13	Payment of Expenses

The Company will pay, to the extent contemplated by any agreement, indenture, prospectus or other offering document, all costs, disbursements and other fees and expenses incurred by the Company or on its behalf, in connection with:

(a)                  the organization of the Company;

(b)                  the consummation of the transactions contemplated by the Arrangement Agreement;

(c)                  the registration of the Company under the Act and under similar legislation of other jurisdictions; and

(d)                  the issuance and sale of any additional Company Securities.

Section 4.14	OIO Approval.

Canadian Parent agrees to take all actions reasonably required to obtain and maintain in full force and effect all OIO Approvals currently in place as of the date of this Agreement and any other OIO Approvals or equivalent approvals from any Governmental Authority having jurisdiction over the Company, its Affiliates, Canadian Parent or U.S. Holdings, required for the consummation of the redemption of any Class C Units pursuant to Schedule B, and any corresponding issuance of Class B Units to Canadian Parent in respect of the same (it being acknowledged that a holder of Class C Units may need to obtain his or its own approvals as well, and in addition shall cooperate at all times with Canadian Parent and the Company in seeking to obtain and maintain any and all such approvals in force).

Section 4.15	Withdrawals.

No Member shall have the right to withdraw from the Company except with the consent of the Managing Member and upon such terms and conditions as may be specifically agreed upon between the Managing Member and the withdrawing Member.

Section 4.16	Offers for Units.

For so long as Class C Units remain outstanding:

(a)                  no tender offer, share exchange offer, formal issuer bid, formal take-over bid or similar transaction with respect to Canadian Parent Common Shares (a “Canadian Parent Offer”) will be proposed or recommended by Canadian Parent or the board of directors of Canadian Parent or otherwise effected with the consent or approval of the board of directors of Canadian Parent unless the holders of Class C Units are entitled to participate in such Canadian Parent Offer to the same extent and on an equitably equivalent basis as the holders of Canadian Parent Common Shares, without discrimination. Without limiting the generality of the foregoing, except in order to permit the board of directors of Canadian Parent to fulfill its fiduciary duties under applicable Law, neither Canadian Parent nor the board of directors of Canadian Parent will approve or recommend any Canadian Parent Offer or take any action in furtherance of a Canadian Parent Offer unless the holders of Class C Units are permitted to participate in such Canadian Parent Offer on an equitably equivalent basis as the holders of Canadian Parent Common Shares, without discrimination and without being required to redeem such holder’s Class C Units unless the tendered or deposited Canadian Parent Common Shares under such Canadian Parent Offer are taken up; and

(b)                  no tender offer, share exchange offer, formal issuer bid, formal take-over bid or similar transaction with respect to Class C Units (a “Units Offer”) will be proposed or recommended by the Managing Member or the board of directors of the Managing Member or otherwise effected with the consent or approval of the board of directors of the Managing Member unless the holders of Canadian Parent Common Shares are entitled to participate in such Units Offer to the same extent and on an equitably equivalent basis as the holders of Class C Units, without discrimination (and any proposed Transfer of Class C Units shall be subject to the terms of this Agreement in all cases).

Section 4.17	Ordinary Market Purchases.

For greater certainty, nothing contained in this Agreement, including the obligations of Canadian Parent contained in Section 4.16, shall limit the ability of Canadian Parent to make a “Rule 10b-18 Purchase” of Canadian Parent Shares pursuant to Rule 10b-18 of the Securities Exchange Act, or normal course purchases pursuant to Section 4.8 of National Instrument 62-104 of the Securities Act (Ontario), as amended, it being agreed and understood that any such purchase shall be conducted in accordance with Section 4.5(g).

Section 4.18	Stock Exchange Listing.

Canadian Parent covenants and agrees in favor of the Company and the holders of Class C Units that, subject to Section 2.6 of Schedule B, as long as there are any Registrable Securities (as defined in Schedule C hereto), Canadian Parent will use its commercially reasonable efforts to maintain a listing for the Canadian Parent Common Shares on a National Securities Exchange. This Section 4.18 shall survive any termination or expiration of this Agreement.

ARTICLE 5

MANAGEMENT

Section 5.1	Managing Member.

(a)                  The management of the business and affairs of the Company shall be vested in the Member of the Company designated by the holders of the Class A Units as the “Managing Member” (the “Managing Member”), which shall have and may exercise all of the powers that may be exercised or performed by the Company. The initial Managing Member shall be U.S. Holdings, and it shall continue to be the Managing Member unless and until it is removed or otherwise ceases to serve in such capacity in accordance with the terms hereof. Subject to the limitations provided in this Agreement and except where the approval of the Members is expressly required by this Agreement or the Act, the Managing Member shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding such matters, and to perform any and all other acts or activities customary or incident thereto, subject to the right of the Managing Member to delegate such power and authority to officers or others responsible for day-to-day operation of the Company.

(b)                  Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by the Managing Member as to the identity and authority of the Managing Member to act on behalf of the Company.

(c)                  Unless authorized to do so by this Agreement or by the Managing Member, no other Member and no director, officer, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. A Member who is not the Managing Member shall take no part whatsoever in the control, management, direction or operation of the Company’s affairs and shall have no power to bind the Company. The Managing Member may from time to time seek advice from the other Members, but need not accept such advice, and at all times the Managing Member shall have the exclusive right to control and manage the Company pursuant to the terms of this Agreement.

Section 5.2	Removal.

The Managing Member may be removed at any time with or without cause upon written notice to the Company by the holders of a majority in interest of the Class A Units. Any removal of the Managing Member under this Section 5.2 must also provide for the designation of another Member as the Managing Member.

Section 5.3	No Resignation.

Subject to Section 5.2, so long as any Class C Units are outstanding, U.S. Holdings covenants and agrees in favor of the Company that it will not voluntary resign or otherwise cease to be the sole Managing Member of the Company.

Section 5.4	Compensation.

The Managing Member shall not receive any compensation for services to the Company in its capacity as Managing Member; provided that the Managing Member shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred by it in connection with the Company’s business, as more fully described in Section 9.1(c) . Neither the Company nor any of its Subsidiaries will pay any management or monitoring fees to any of the Members or their Affiliates (or any Person in which a Member or an Affiliate of a Member holds any economic interest, excluding ownership of less than 2% of the stock of a company traded on a National Securities Exchange) unless otherwise agreed to by a majority of the Independent Directors; provided, however, that the Company or its Subsidiaries may pay salaries and other compensation and benefits to Members (other than the Managing Member) who are rendering services to the Company or its Subsidiaries, as approved by the Managing Member.

ARTICLE 6

LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 6.1	Liability.

Except as otherwise provided by the express provisions of applicable Law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Indemnified Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company.

Section 6.2	Exculpation.

(a)                  No Indemnified Person shall be liable to the Company or any other Indemnified Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Indemnified Person by this Agreement, except that an Indemnified Person shall be liable for any such loss, damage or claim involving (i) such Indemnified Person’s (a) intentional misconduct and knowing violations of Law, or (b) conduct which violates Section 231 of the Act, or (ii) any violation by such Indemnified Person of the implied contractual duty of good faith and fair dealing.

(b)                  An Indemnified Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Indemnified Person reasonably believes are within such other Person’s professional or expert competence and who has been selected by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

(c)                  To the extent that, at law or in equity, an Indemnified Person has duties (including fiduciary duties) and liabilities relating to the Company or to any other Indemnified Person, an Indemnified Person acting under this Agreement shall not be liable to the Company or to any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at Law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

Section 6.3	Indemnification.

(a)                  The Company shall indemnify and hold harmless to the fullest extent permitted by Law the Managing Member, its directors and officers, each other Member (including Canadian Parent) and each Member’s respective Affiliates, directors and officers (the “Indemnified Persons”) from and against any and all loss, damage, liability, cost and expense (including reasonable attorneys’ fees) to which such Indemnified Person becomes subject in connection with, or resulting from, any pending or threatened claim, action, suit or proceeding (including the investigation, preparation or defense thereof), whether civil, criminal, administrative, investigative, legislative or otherwise (or any appeal therein) (a “Claim”), to which an Indemnified Person may be made a party or become otherwise involved or with which an Indemnified Person may be threatened, in each case by reason of, or in connection with, any action or alleged action, omission or alleged omission taken by an Indemnified Person in any capacity with regard to or in connection with the Company, provided that the indemnification pursuant to this Section 6.3 shall not indemnify an Indemnified Person from or on account of (i) acts or omissions of such Indemnified Person found by a final, non-appealable adjudication to be intentional misconduct, fraud or knowing violation of Law by such Indemnified Person, (ii) conduct of such Indemnified Person found by a final, non-appealable adjudication to be in violation of Section 231 of the Act, or (iii) a transaction with respect to which it was found by a final, non-appealable adjudication that such Indemnified Person received a benefit in money, property, or services to which such Indemnified Person was not legally entitled.

(b)                  Subject to the following provisions of this Section 6.3, the Company shall pay the reasonable expenses incurred by an Indemnified Person in investigating, preparing or defending any pending or threatened Claim referred to in paragraph (a) above, in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if there is a final, non-appealable adjudication that he is not entitled to indemnification hereunder.

(c)                  Promptly after receipt by an Indemnified Person pursuant to the provisions of paragraph (a) of this Section 6.3 of notice of the commencement of any Claim involving the subject matter of the foregoing indemnity provision, such Indemnified Person will, if a Claim thereof is to be made against the Company pursuant to the provision of said paragraph (a), promptly notify the Company in writing of the commencement thereof. Any delay or failure to so notify the Company shall relieve the Company of its obligations hereunder only to the extent, if at all, that it is prejudiced by reason of such delay or failure. Any such notice shall (i) describe in reasonable detail the facts and circumstances with respect to the Claim being asserted, and (ii) refer to this Section 6.3.

(d)                  In case such Claim is brought or asserted against any Indemnified Person and it notifies the Company of the commencement thereof, the Company shall have the right to participate in, and to assume the defense, thereof, with counsel reasonably satisfactory to such Indemnified Person; provided, however, if the defendants in any action include both the Indemnified Person and the Company and such counsel shall have reasonably concluded that there may be legal defenses available to the Indemnified Person and/or other Indemnified Persons which are different from or in addition to those available to the Company, or if there is a conflict of interest which would prevent counsel for the Company from also representing the Indemnified Person, the Indemnified Person or Indemnified Persons have the right to select separate counsel to participate in the defense of such action on behalf of such Indemnified Person or Indemnified Persons. After notice from the Company to such Indemnified Person of its election so to assume the defense thereof, the Company will not be liable to such Indemnified Person pursuant to the provisions of said paragraph (a) for any legal or other expense subsequently incurred by such Indemnified Person in connection with the defense thereof other than reasonable costs of investigation, unless (i) the Indemnified Person shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the Company shall not have employed counsel satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after the notice of the commencement of the Claim, or (iii) the Company has authorized the employment of counsel for the Indemnified Person at the expense of the Company. The Company may, without the Indemnified Person’s consent, settle or compromise any Claim or consent to the entry of any judgment if such settlement, compromise or judgment involves only the payment of money damages by the Company or provides for the unconditional release by the claimant of the Indemnified Person from all liability in respect of such Claim.

(e)                  In the event the Company, within twenty (20) Business Days after receiving written notice of any such Claim, fails to assume the defense thereof, the Indemnified Person shall have the right, subject to the right of the Company thereafter to assume such defense pursuant to the provisions of this Section 6.3, to undertake the defense, compromise or settlement of such Claim for the account of the Company.

(f)                  The Company shall make all indemnification payments provided for pursuant to this Section 6.3 solely out of Company assets, and only to the extent of such assets. No Member shall have any personal liability for any indemnification required or permitted pursuant to this Section 6.3. None of the provisions of this Section 6.3 shall be deemed to create or grant any rights in favor of anyone other than the Indemnified Persons referred to herein. The rights of indemnification granted hereunder shall survive the dissolution, winding up and termination of the Company and the termination of this Agreement.

ARTICLE 7

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 7.1	Capital Contributions.

(a)                  Each Member has contributed to the capital of the Company cash, or other consideration having a value agreed upon by such Member and the Managing Member, in exchange for the Units.

(b)                  No Member shall be required to make any additional Capital Contribution to the Company or to subscribe for additional Units, except Canadian Parent, to the extent expressly required under Section 4.5.

(c)                  Persons or entities hereafter admitted as Members of the Company shall make such contributions of cash (or promissory obligations), property, or services to the Company as shall be determined by the Managing Member in its sole discretion.

Section 7.2	Capital Accounts.

(a)                  Establishment and Maintenance. A separate Capital Account will be maintained for each Member throughout the term of the Company in accordance with the rules of Treasury Regulation Section 1.704-l(b)(2)(iv). Each Member’s Capital Account will be increased by (1) the amount of money contributed by such Member to the Company; (2) the Fair Market Value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take the property subject to under Code Section 752); (3) allocations to such Member of Net Profits; and (4) any items in the nature of income or gain that are specially allocated to such Member pursuant to Sections 8.2 and 8.3. Each Member’s Capital Account will be decreased by (1) the amount of money distributed to such Member by the Company; (2) the Fair Market Value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take the property subject to under Code Section 752); (3) allocations to such Member of expenditures described in Code Section 705(a)(2)(B); (4) any items in the nature of deduction or loss that are specially allocated to such Member pursuant to Sections 8.2 and 8.3; and (5) allocations to such Member of Net Losses. In the event of a permitted sale or exchange of Units of the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Units.

(b)                  Compliance with Treasury Regulations. The manner in which Capital Accounts are to be maintained pursuant to this Section 7.2 is intended to comply with the requirements of Code Section 704(b) and the Treasury Regulations promulgated thereunder. If in the opinion of the Company’s legal counsel or accountants the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 7.2 should be modified in order to comply with Code Section 704(b) and the Treasury Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 7.2, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

Section 7.3	Status of Capital Contributions.

(a)                  No Member shall have the right to demand the return of its Capital Contributions.

(b)                  No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account.

(c)                  Except as expressly set forth in this Agreement, the Members shall be liable only to make their Capital Contributions pursuant to Section 7.1, and no Member shall be required to lend any funds to the Company or, after a Member’s Capital Contributions have been fully paid pursuant to Section 7.1 hereof, to make any additional Capital Contributions to the Company. No Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

ARTICLE 8

ALLOCATIONS

Section 8.1	Allocations.

(a)                  Allocation of Net Profit. After giving effect to the special allocations set forth in Sections 8.2 and 8.3, the Net Profit for any fiscal year of the Company shall be allocated among the Members as follows:

(i)                  First, among the Members in proportion to their Percentage Interests until the cumulative amount of Net Profits allocated to the Members pursuant to this Section 8.1(a)(i) from the Effective Date of this Agreement is equal to the cumulative amount of Net Losses allocated to the Members pursuant to Section 8.1(b)(iii) (other than as the result of any revaluation of Company assets pursuant to Section 8.5(b)(ii)) from the Effective Date of this Agreement;

(ii)                  Second, among the Members to the extent of the excess, if any, of the cumulative amount of Net Losses allocated to the Members pursuant to Section 8.1(b)(ii) from the Effective Date of this Agreement over the cumulative amount of Net Profits previously allocated to the Members pursuant to this Section 8.1(a)(ii) from the Effective Date of this Agreement with such allocation being made proportionately among all Members based on the relative excess for each Member; and

(iii)                  Third, among the Members entitled to participate in such allocation in proportion to their relative Percentage Interests.

(b)                  Allocation of Net Loss. After giving effect to the special allocations set forth in Sections 8.2 and 8.3 and subject to the limitation set forth in Section 8.1(c), the Net Loss for any fiscal year of the Company shall be allocated among the Members as follows:

(i)                  First, among the Members to the extent of and in reverse order of the allocations of Net Profits pursuant to Section 8.1(a)(iii) (other than Net Profits allocated as the result of any revaluation of Company assets pursuant to Section 8.5(b)(ii));

(ii)                  Second, among the Members in proportion to their positive Adjusted Capital Account balances until all such Adjusted Capital Account balances are equal to zero; and

(iii)                  Third, among the Members in proportion to their Percentage Interests.

(c)                  Limitation. The Net Loss allocated to any Member for any Company fiscal year pursuant to Section 8.1(b) shall not exceed the maximum amount of Net Loss that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of the fiscal year. All Net Losses in excess of the limitation set forth in this Section 8.1(c) shall be allocated to the Members with positive Adjusted Capital Account balances (the “Affected Members”) in proportion to those positive Adjusted Capital Account balances and an equivalent amount of subsequent items of Company income or gain shall be allocated among the Affected Members to offset such reallocated Net Loss.

Section 8.2	Special Allocations.

The following special allocations shall be made for any fiscal year of the Company in the following order:

(a)                  Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704 -2(f), notwithstanding any other provision of this Article 8, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704 -2(g)(2). The items to be so allocated, and the manner in which those items are to be allocated among the Members, shall be determined in accordance with Treasury Regulation Sections 1.704 -2(f)(6) and 1.704 -2(j)(2). This Section 8.2(a) is intended to satisfy the minimum gain chargeback requirement in Treasury Regulation Section 1.704 -2(f) and shall be interpreted and applied accordingly.

(b)                  Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704 -2(i)(4), notwithstanding any other provision of this Article 8, if there is a net decrease in Member Minimum Gain during any Company fiscal year, each Member who has a share of that Member Minimum Gain, determined in accordance with Treasury Regulation Section 1.704 -2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Member Minimum Gain, determined in accordance with Treasury Regulation Section 1.704 -2(i)(4). The items to be so allocated, and the manner in which those items are to be allocated among the Members, shall be determined in accordance with Treasury Regulation Sections 1.704 -2(i)(4) and 1.704 -2(j)(2). This Section 8.2(b) is intended to satisfy the minimum gain chargeback requirement in Treasury Regulation Section 1.704 -2(i)(4) and shall be interpreted and applied accordingly.

(c)                  Qualified Income Offset. In the event that any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704 -1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and in a manner sufficient to eliminate as quickly as possible, to the extent required by Treasury Regulation Section 1.704 -1(b)(2)(ii)(d), the Adjusted Capital Account Deficit of the Member (which Adjusted Capital Account Deficit shall be determined as if all other allocations provided for in this Article 8 have been tentatively made as if this Section 8.2(c) were not in this Agreement).

(d)                  Gross Income Allocation. In the event any Member has an Adjusted Capital Account Deficit at the end of any Company fiscal year, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 8.2(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 8.2 have been made as if Section 8.2(c) and this Section 8.2(d) were not in this Agreement.

(e)                  Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members in accordance with their respective Percentage Interests.

(f)                  Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be specially allocated among the Members in accordance with Treasury Regulation Section 1.704 -2(i)(1).

(g)                  Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704 -1(b)(2)(iv)(m)(2) or 1.704 -1(b)(2)(iv)(m)(4), to be taken in account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704 -1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704 -1(b)(2)(iv)(m)(4) applies.

Section 8.3	Corrective Allocations.

(a)                  Allocations to Achieve Economic Agreement. The allocations set forth in the last sentence of Section 8.1(c) and in Section 8.2 (the “Regulatory Allocations”) are intended to comply with certain regulatory requirements under Code Section 704(b). The Members intend that, to the extent possible, all allocations made pursuant to such Sections will, over the term of the Company, be offset either with other allocations pursuant to Section 8.2 or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 8.3(a) . Accordingly, the Managing Member is hereby authorized and directed to make offsetting allocations of Company income, gain, loss or deduction under this Section 8.3(a) in whatever manner the Managing Member determines is appropriate so that, after such offsetting special allocations are made, the Capital Accounts of the Members are, to the extent possible, equal to the Capital Accounts each would have if the Regulatory Allocations were not contained in this Agreement and all income, gain, loss and deduction of the Company were instead allocated pursuant to Section 8.1(a) .

(b)                  Waiver of Application of Minimum Gain Chargeback. The Managing Member shall request from the Commissioner of the Internal Revenue Service a waiver, pursuant to Treasury Regulation Section 1.704 -2(f)(4), of the minimum gain chargeback requirements of Treasury Regulation Section 1.704 -2(f) if the application of such minimum gain chargeback requirement would cause a permanent distortion of the economic arrangement of the Members, as reflected in Section 8.1.

Section 8.4	Other Allocation Rules.

(a)                  General. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits or Net Losses, as the case may be, for the year.

(b)                  Allocations for Book and Tax Purposes. All allocations of income, gain, loss and deduction for financial accounting and tax purposes shall be made in a manner consistent with the allocation provisions set forth herein, except as required by Section 8.6.

(c)                  Allocation of Recapture Items. In making any allocation among the Members of income or gain from the sale or other disposition of a Company asset, the ordinary income portion, if any, of such income and gain resulting from the recapture of cost recovery or other deductions shall be allocated among those Members in a manner consistent with Treasury Regulations Section 1.1245 -1(e).

(d)                  Allocation of Excess Nonrecourse Liabilities. Solely for purposes of determining each Member’s share of the “excess nonrecourse liabilities” of the Company within the meaning of Treasury Regulation Section 1.752 -3(a)(3):

(i)                  first, such excess nonrecourse liabilities shall be allocated to each Member to the extent of any gain allocable to such Member on “section 704(c) property” (as defined in Treasury Regulation Section 1.704 -3(a)(3)(i)) or property for which “reverse section 704(c) allocations” are applicable (as described in Treasury Regulation Section 1.704 -3(a)(6)(i)) where such property is subject to the nonrecourse liability, but only to the extent that built-in gain exceeds the gain described in Treasury Regulation Section 1.752 -3(a)(2); and

(ii)                  thereafter, any remaining excess nonrecourse liabilities shall be allocated among the Members in proportion to their respective Percentage Interests.

(e)                  Allocations in Connection with Varying Interests. If, during a Company fiscal year, there is (i) a permitted Transfer of Units under this Agreement during a Company fiscal year or (ii) the admission of a Member or additional Members, Net Profit, Net Loss, each item thereof, and all other tax items of the Company for such period shall be divided and allocated among the Members by taking into account their varying interests during such fiscal year in accordance with Code Section 706(d) and using any conventions permitted by law and selected by the Managing Member.

(f)                  Foreign Tax Filings. If the Company shall open an office in, or invest in the securities of an entity organized in, a jurisdiction outside the United States or the Cayman Islands in which the Company does not have a direct or indirect investment on the date hereof, it shall use commercially reasonable efforts to obtain written advice of a reputable local counsel or an accounting firm (which may be a U.S. or international law or accounting firm with a local office) that the opening of such office or the making such an investment should not cause any limited partner of Providence, solely as a result of the opening of such office or the making of such investment by the Company, (a) to be required to file income tax returns (other than in connection with an application for refund of withholding or similar taxes) in such jurisdiction or (b) pay any tax in such jurisdiction based on its net income other than its income from such investment. If, despite its commercially reasonable efforts, the Company is unable to obtain such advice, the Company shall use its reasonable best efforts to structure such investment in a manner so as to allow the requirements described in (a) and (b) to be satisfied; provided, however, such reasonable best efforts shall not require a taxable entity organized outside such jurisdiction to own, directly or indirectly, the Company’s interest in such investment. Notwithstanding that the Company is neither able to obtain such advice nor structure such investment, the Company shall not be precluded from making such investment. In that event, however, the Company will allow Providence either (i) to restructure its investment in the Company in a manner mutually agreeable to both Providence and the Company so that, after such restructuring, the requirements described in (a) and (b) are satisfied, or (ii) to be excluded from any ownership interest in the Company’s investment in such jurisdiction in a manner mutually agreeable to Providence and the Company.

Section 8.5	Determination of Net Profit and Loss.

(a)                  Computation of Net Profit or Loss. The Net Profit or Net Loss of the Company, for each fiscal year or other period, shall be an amount equal to the Company’s taxable income or loss for such period, determined in accordance with Code Section 703(a) (and, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1), including income and gain exempt from federal income tax, shall be included in taxable income or loss).

(b)                  Adjustments to Net Profit or Loss. For purposes of computing taxable income or loss on the disposition of an item of Company property or for purposes of determining the cost recovery, depreciation, or amortization deduction with respect to any property, the Company shall use such property’s book value determined in accordance with Treasury Regulation Section 1.704-l(b). Consequently, each property’s book value shall be equal to its adjusted basis for federal income tax purposes, except as follows:

(i)                  the initial book value of any property contributed by a Member to the Company shall be the gross Fair Market Value of such property at the time of contribution;

(ii)                  unless the Managing Member determines otherwise, the book value of all Company properties shall be adjusted to equal their respective gross Fair Market Values, as determined as of the following times: (1) in connection with the acquisition of an interest in the Company by a new or existing Member for more than a de minimis capital contribution, (2) in connection with the liquidation of the Company as defined in Treasury Regulation Section 1.704 -(l)(b)(2)(ii)(g), or (3) in connection with a more than de minimis distribution to a retiring or a continuing Member as consideration for all or a portion of his or its interest in the Company. In the event of a revaluation of any Company assets hereunder, (x) the resulting amount of the adjustment shall be treated as additional Net Profits or Net Loss recognized immediately prior to the event giving rise to such adjustment and allocated among the Members in accordance with the terms of this Agreement; and (y) the Capital Accounts of the Members shall correspondingly be adjusted, including continuing adjustments for depreciation, to the extent provided in Treasury Regulation Section 1.704-(l)(b)(2)(iv)(f); and

(iii)                  if the book value of an item of Company property has been determined pursuant to this Section 8.5(b), such book value shall thereafter be used, and shall thereafter be adjusted by depreciation or amortization, if any, taken into account with respect to such property, for purposes of computing taxable income or loss.

In connection with the acquisition by Canadian Parent and U.S. Holdings of interests in the Company in exchange for contributions to the Company as of the Effective Date, the Company shall revalue its assets and adjust the Capital Accounts of its Members pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f). In addition, after the Effective Date, the Company shall allocate its distributive share of tax items of Western Wireless International Bolivia, LLC (“WWIB LLC”) and Trilogy International New Zealand LLC (“TINZ”) (if, and only if, TINZ is treated as a partnership for U.S. tax purposes from the Effective Date) among its Members taking into account the Member’s shares, passed through to the Company by WWIB LLC and TINZ, as applicable, of the unrealized appreciation and depreciation in WWIB LLC’s and TINZ’s assets, as applicable, pursuant to the principles of Code Section 704(c) and Treasury Regulation Section 1.704-3(a)(9), as if WWIB LLC and TINZ, as applicable, had also revalued its assets and adjusted the Capital Accounts of its members under the principles set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as of the Effective Date.

(c)                  Items Specially Allocated.

Notwithstanding any other provision of this Section 8.5, any items that are specially allocated pursuant to Sections 8.2 or 8.3 shall not be taken into account in computing Net Profit or Net Loss.

Section 8.6	Mandatory Tax Allocations Under Code Section 704(c).

(a)                  In accordance with Code Section 704(c) and Treasury Regulation Section 1.704-3, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value computed in accordance with Section 8.5(b)(i) . The Managing Member may select any method permitted by Treasury Regulation Section 1.704-3 for allocations with respect to any built-in gain or loss.

(b)                  If the book value of any Company property is adjusted pursuant to Section 8.5(b)(ii), subsequent allocations of income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such property for federal income tax purposes and its book value in the same manner as under Code Section 704(c), using any method permitted by Treasury Regulation Section 1.704 -3 that the Managing Member may select; provided, however, that, unless a majority of the Independent Directors determine to elect otherwise, the remedial method will be used with respect to “reverse” Code Section 704(c) gain or loss arising with respect to the Company’s assets under Treasury Regulation Section 1.704-1(b)(2)(iv)(f) in connection with the issuance of interests in the Company to Canadian Parent and U.S. Holdings, including the method of making allocations under the principles of Treasury Regulation Section 1.704-3(a)(9) with respect to the tax items allocated by WWIB LLC and TINZ, as applicable, to the Company.

(c)                  Allocations pursuant to this Section 8.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net Profit, Net Loss, or other items as computed for book purposes, or distributions pursuant to any provision of this Agreement.

ARTICLE 9

DISTRIBUTIONS; CANADIAN PARENT AND U.S. HOLDINGS EXPENSES

Section 9.1	Distributions; Canadian Parent and U.S. Holdings Expenses.

(a)                  In General. Distributions, other than distributions in liquidation pursuant to Section 12.3(c), shall be made to the Members at the times and in the amounts determined by the Managing Member. Except as otherwise provided in Section 4.5, Section 4.6(a), Section 4.11 or this Section 9.1, all such distributions shall be made to the Members in proportion to their respective Percentage Interests. For the avoidance of doubt, amounts paid by the Company to Canadian Parent to redeem, repurchase or otherwise acquire Class B Units or other New Company Units pursuant to Section 4.5(g) in connection with the redemptions, repurchases or other acquisitions of Canadian Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire Canadian Parent Shares) shall not be considered a distribution for purposes of the foregoing, nor shall payments under Section 9.1(c) .

(b)                  Tax Distributions. Notwithstanding the provisions of Section 9.1(a), the Company shall distribute to the Members (including Canadian Parent and U.S. Holdings) in proportion to their respective Percentage Interests an amount in cash equal to the amount of any Estimated Tax Distribution or Annual Tax Distribution as follows:

(i)                  The Company shall distribute the Estimated Tax Distributions for each Taxable Quarter to the Members on the Estimated Tax Distribution Date immediately following such Taxable Quarter.

(ii)                  In addition, the Company shall distribute to the Members, within 10 days after the due date (including extensions) for filing of the Company’s IRS Form 1065 for any taxable year, an additional amount equal to the amount by which (x) the Effective Tax Rate multiplied by the amount of taxable income on such IRS Form 1065 filed for such taxable year (including any schedules thereto) exceeds (y) the aggregate Estimated Tax Distributions actually distributed in respect of such taxable year under Section 9.1(b)(i) (an “Annual Tax Distribution”).

(iii) Any amounts distributed to a Member pursuant to this Section 9.1(b) shall reduce, dollar for dollar, the amounts that would otherwise be distributable to such Member pursuant to Section 9.1(a) . In addition, any amounts distributed to any Member pursuant to Sections 9.1(a) in any fiscal year shall be applied against the amount of any Estimated Tax Distributions or Annual Tax Distribution required to be made to such Member pursuant to the terms of this Section 9.1(b) with respect to such fiscal year.

(c)                  Canadian Parent and U.S. Holdings Expenses. Notwithstanding the provisions of this Section 9.1, and so long as Canadian Parent and U.S. Holdings (or any 100% owned Subsidiary of Canadian Parent) hold any Class A Units or Class B Units (or successor instruments), to the extent either of Canadian Parent or U.S. Holdings (or any such Subsidiary) does not have cash on hand to pay its expenses, costs, disbursements, fees and other obligations of Canadian Parent or U.S. Holdings (or any such Subsidiary) that are related to U.S. Holdings’ role as the Managing Member or any business or affairs of Canadian Parent or U.S. Holdings (or any such Subsidiary), as determined by the Managing Member, in its sole discretion, the Company shall make payments in cash (and, for the avoidance of doubt, only in cash) to Canadian Parent or U.S. Holdings (or any such Subsidiary) in amounts required for Canadian Parent and U.S. Holdings (or any such Subsidiary) to pay such expenses, costs, disbursements, fees and other obligations of Canadian Parent or U.S. Holdings (or any such Subsidiary) (other than income tax obligations except to the extent set forth in Section 9.1(c)(viii)) that are determined by the Managing Member to be in respect of any business or affairs of Canadian Parent or U.S. Holdings (or any such Subsidiary) that relate to the investment of Canadian Parent or U.S. Holdings (or any such Subsidiary) in the Company (or any successor), including, without limitation: (i) any operating, administrative and other similar costs incurred by Canadian Parent or U.S. Holdings (or any such Subsidiary) (including (x) customary indemnification obligations of Canadian Parent or U.S. Holdings (or any such Subsidiary) owing to directors, officers, employees or other persons under Canadian Parent’s or U.S. Holdings’ (or any such Subsidiary’s) articles, charter, by- laws or other constating documents or pursuant to written agreements with any such person, (y) obligations of Canadian Parent or U.S. Holdings (or any such Subsidiary) in respect of director and officer insurance (including premiums therefor), and (z) any applicable professional fees and expenses); (ii) any judgments, settlements, penalties, fines or other costs and expenses in respect of any claims against, or any litigation or proceedings involving, Canadian Parent or U.S. Holdings (or any such Subsidiary); (iii) fees and expenses (including any underwriters’ discounts and commissions) related to any securities offering, investment or acquisition transaction (whether or not successful) permitted hereunder and authorized by the board of directors of Canadian Parent or U.S. Holdings (or any such Subsidiary); (iv) other fees and expenses in connection with the maintenance of the existence of Canadian Parent or U.S. Holdings (or any such Subsidiary) (including any costs or expenses associated with being a public company, whether or not listed on a National Securities Exchange, and compliance with applicable Laws or the requirements of a Governmental Authority); (v) any costs and expenses (including, without limitation, under indemnification obligations and/or matters referred to in clause (ii) above) incurred by Canadian Parent or U.S. Holdings (or any such Subsidiary) after the Effective Date arising under the Voting Trust Agreement, or in connection with the performance of their obligations under, or otherwise arising under, the registration rights provisions set forth on Schedule C; (vi) any fees and expenses incurred in connection with any Permitted 9.1(d) Financing, (vii) any amounts required to repay as and when due any indebtedness for borrowed money or other obligations or liabilities, in each case to the extent incurred in a Permitted 9.1(d) Financing, and (viii) any tax liability to the extent and in respect of payments made or deemed made to Canadian Parent or U.S. Holdings (or any such Subsidiary) pursuant to Section 9.1(c)(i) through (vii) above. For the avoidance of doubt, payments made under this Section 9.1(c) may not be used to pay or facilitate dividends or distributions on the Canadian Parent Shares and must be used solely for one of the purposes expressly set forth pursuant to the immediately preceding sentence. All payments under this Section 9.1(c) shall be treated as “guaranteed payments” within the meaning of Section 707(c) of the Code.

(d)                  It is acknowledged that the Indenture, in respect of the 13.375% Senior Secured Notes due 2019 (the “Notes”), may restrict payments under Section 6.3, Section 9.1(c) or Section 10.5(d) and/or the segregation of funds contemplated in Section 4.8 hereof with respect to payments to be made under Section 9.1(c) . Accordingly, if and to the extent any such payments shall be restricted, whether under the Indenture or any other agreement or legal restriction by which the Company is bound (the “Restricted Payments”), they shall represent obligations of the Company that are subordinated to the Company’s obligations under the Notes, and the persons entitled to such payments shall upon request agree to such subordination as may be requested on reasonable terms, and the Company shall not be deemed to be in violation of its obligations hereunder as a result of any failure to make any Restricted Payments. Notwithstanding anything to the contrary contained herein, including Sections 4.5 and 4.7, Canadian Parent and U.S. Holdings (or any 100% owned Subsidiary of Canadian Parent) may:

(i)                  in the case of Canadian Parent, issue Canadian Parent Common Shares or other equity securities, or Canadian Parent Warrants, securities or rights to acquire Canadian Parent Common Shares or other equity securities, and, while Canadian Parent shall agree to subscribe for the additional Class B Units as and to the extent required by Section 4.5 as a result of such issuance, in lieu of paying the Company all of the net proceeds thereof, Canadian Parent may retain and use any of such net proceeds that may be necessary, in its reasonable judgment, to pay amounts that would have otherwise been funded by any Restricted Payments or to establish reasonable reserves with respect to the aggregate amount of anticipated Restricted Payments for which reasonable reserves have not yet been established (such retained net proceeds, the “Withheld Amounts”); provided that, for the avoidance of doubt, the Withheld Amounts shall be deemed to be reimbursed by the Company in accordance with Section 9.1(c) and the Withheld Amounts shall be deemed to be contributed by Canadian Parent to the Company and the Company shall immediately issue to Canadian Parent additional Class B Units to the extent required by Section 4.5; or

(ii)                  incur indebtedness for borrowed money, whether on a secured or unsecured basis, and, in lieu of making a loan to the Company in the full amount of such indebtedness, retain therefrom and use any proceeds of such indebtedness that may be necessary, in its reasonable judgment, to pay amounts that would have otherwise been funded by any Restricted Payments or to establish reasonable reserves with respect to the aggregate amount of anticipated Restricted Payments for which reasonable reserves have not yet been established (any issuance described in the preceding clause (i) or any incurrence, to the extent the proceeds are retained therefrom, described in the preceding clause (ii), a “Permitted 9.1(d) Financing”).

If Canadian Parent or any of its wholly-owned Subsidiaries conducts a Permitted 9.1(d) Financing, the Company shall be relieved of any further obligation to make any payments pursuant to Section 9.1(c) to the extent of the Withheld Amounts under clause (i) and the retained proceeds under clause (ii).

Section 9.2	Distributions in Kind.

Non-cash assets, if any, shall be distributed in a manner that reflects how cash proceeds from the sale of such assets for Fair Market Value would have been distributed (after any unrealized gain or loss attributable to such non-cash assets has been allocated among the Members in accordance with Article 8).

Section 9.3	Withholding; Amounts Withheld Treated as Distributions.

(a)                  To the extent the Company is required by any applicable Law to withhold or to otherwise make tax payments on behalf of or with respect to distributions to, allocations to, or otherwise for any Member in such Person’s capacity as a Member, the Managing Member, on behalf of the Company, is authorized to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company or any of its Affiliates (pursuant to the Code or any provision of U.S. federal, state, local or Canadian or other foreign tax law) with respect to each Member or as a result of each Member’s participation in the Company; and if and to the extent that the Company shall be required to withhold or pay any such withholding or other taxes with respect to any Member, such Member shall be deemed for all purposes of this Agreement to have received a payment from the Company as of the time such withholding or other tax is required to be paid, which payment shall (except to the extent that the funds for the payment are supplied by the Member as provided below) be deemed to be a distribution with respect to such Member’s interest in the Company to the extent that the Member (or any successor to such Member’s interest in the Company) is then entitled to receive a distribution. To the extent that the aggregate amount of such payments to a Member for any period exceeds the distributions to which such Member is entitled for such period, the Managing Member shall notify such Member as to the amount of such excess and such Member shall make a prompt payment to the Company of such amount by wire transfer. No such payment will be treated as a Capital Contribution. If any Member represents to the Managing Member in writing that it is exempt from taxation under U.S. federal, state or local or Canadian or other foreign tax laws along with any other certificate that the Managing Member may reasonably request with respect to such Laws, the Managing Member will, before withholding and paying over to any U.S. federal, state or local or Canadian or other foreign taxing authority any amount purportedly representing a tax liability of such a Member, provide that Member with written notice of the taxing authority’s claim that withholding and payment is required by law, and provide the Member the opportunity to contest the claim during any period, so long as the contest does not subject the Company, the Managing Member or any of their Affiliates to any potential liability to any such taxing authority for the claimed withholding and payment or any interest or penalties with respect thereto.

(b)                  If the Company makes a distribution in kind and such distribution is subject to a required withholding, the Managing Member shall notify such Member as to the extent (if any) of the amount of such required withholding, and such Member shall make a prompt payment to the Company of such amount by wire transfer. No such payment will be treated as a Capital Contribution. This clause (b) shall not apply to payments made to Canadian Parent or U.S. Holdings pursuant to Section 9.1(c) .

(c)                  Any withholdings referred to in this Section 9.3 in respect of a Member shall be made at the maximum applicable statutory rate under the applicable tax law unless the Managing Member shall have received (i) an opinion of counsel or other evidence, satisfactory to the Managing Member, to the effect that a lower rate is applicable, or that no withholding is applicable and (ii) any documentation required by the relevant taxing authority to establish the entitlement of such Member to such lower rate or that no withholding is applicable.

(d)                  If the Company receives a distribution from or in respect of which tax has been withheld, the Company shall be treated as having received cash in an amount equal to the amount of such withheld tax, and each Member shall be treated as having received as a distribution the portion of such amount that is attributable to such Member’s interest in the Company as equitably determined by the Managing Member.

(e)                  If any tax is withheld with respect to a Member’s investment in the Company by a taxing authority outside of the United States and outside the jurisdiction of the Member’s organization, formation or operations, the Managing Member shall notify the affected Member and shall, at the request and at the expense of the Company, use its reasonable efforts to assist the Member in recovering any tax so withheld.

(f)                  Each holder of Class C Units shall, to the fullest extent permitted by applicable Law, indemnify and hold harmless each Person who is or who is deemed to be the responsible withholding agent for U.S. federal, state, local or Canadian or other foreign income tax purposes against all claims, liabilities and expenses of whatever nature relating to such Person’s obligation to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company or as a result of such holder of Class C Units’ participation in the Company except for any such claims, liabilities and expenses resulting from such Person’s willful malfeasance, recklessness or gross negligence.

ARTICLE 10

ACCOUNTING, BOOKS, AND RECORDS

Section 10.1	Books and Records; Accounting Principles.

The Company shall maintain or cause to be maintained proper and complete books and records in which shall be entered all transactions and other matters relating to the Company’s business on a consolidated basis and in the detail and completeness customary and usual for businesses of the type engaged in by the Company. The Company’s financial statements shall be kept on the accrual basis and in accordance with U.S. generally accepted accounting principles (as they may be modified from time to time) and shall be audited by independent certified public accountants of national standing selected by the Managing Member.

Section 10.2	Accounting Period.

The Company’s accounting period and fiscal year for U.S. federal income tax purposes shall be the calendar year.

Section 10.3	Records, Audits and Reports.

(a)                  At the expense of the Company, the Managing Member shall maintain records and accounts of all operations and expenditures of the Company and its Subsidiaries. At a minimum, the Company shall keep at its principal place of business the following records:

(i)                  a current list and past list, setting forth the full name and last known mailing address of each Member;

(ii)                 a copy of the Certificate of Formation and all amendments thereto;

(iii)                copies of this Agreement and all amendments hereto;

(iv)                copies of the Company’s federal, state, and local tax returns and reports, if any, for the three most recent years;

(v)                 minutes of every meeting of Members and any written consents obtained from Members or the Managing Member; and

(vi)                copies of the Company’s consolidated financial statements for the three most recent years.

(b)                  Upon reasonable request, each Member shall have the right to inspect and copy at such Member’s expense, during regular business hours the records and accounts required to be maintained by the Company hereunder.

Section 10.4	Information Rights.

As soon as available, and in any event within thirty (30) days after the end of each fiscal quarter of the Company and within one seventy-five (75) days after the end of each fiscal year of the Company, the Company will provide each Member with a copy of the Company’s financial statements as of and for such period, which shall include a consolidated balance sheet of the Company and its Subsidiaries, if any, as of the end of such period, and consolidated statements of income and cash flows of the Company and its Subsidiaries, if any, for such period. The annual financial statements shall be audited.

Section 10.5	Tax Matters Partner.

(a)                  Designation. For all taxable years of the Company ending before or including the Effective Date, Theresa E. Gillespie or, if Theresa E. Gillespie is unable or declines to serve, another person selected by the holders of a majority of the Class C Units, shall serve as the tax matters partner of the Company, as provided in the regulations promulgated under Section 6231 of the Code and shall act in a similar capacity with respect to any state, local or foreign income tax proceeding in respect of such taxable years for which there is a similar representative of the Company (the “Tax Matters Partner”); provided, however, that with respect to any matter to be acted upon or determined by such Tax Matters Partner (other than any act or determination as required by applicable Law, or related to or arising out of any matter encompassed by Schedule B), the approval of all of the Independent Directors shall be required if the decision of the Tax Matters Partner would have a material or disproportionately adverse effect upon the holders of Class B Units, in either case, as compared to the holders of Class C Units. For all other taxable years of the Company, an individual selected by the Managing Member with the approval of a majority of the Independent Directors shall serve as the Tax Matters Partner of the Company. To the extent and in the manner provided by applicable Code sections and regulations thereunder, the Tax Matters Partner shall (i) furnish the name, address, profits interest and taxpayer identification number of each Member to the Internal Revenue Service (the “IRS”) and (ii) promptly inform each Member of administrative or judicial proceedings (or any threat thereof) for the adjustment of Company items required to be taken into account by a Member for income tax purposes.

(b)                  Future Taxable Years Matters.

For all taxable years of the Company ending after the Effective Date:

(i)                  The Tax Matters Partner shall not, without the prior written consent of Theresa E. Gillespie (as the same may be replaced from time to time with the approval of the holders of a majority of the Class C Units, the “Tax Matters Class C Representative”), take any of the following actions (w) extend the statute of limitations for assessing or computing any tax liability against the Company (or the amount or tax character of any Company tax items); (x) settle any audit with the IRS concerning the adjustment or readjustment of any Company item(s) (within the meaning of Section 6231(a)(3) of the Code); (y) file a request for an administrative adjustment with the IRS at any time or file a petition for judicial review with respect to any such request; or (z) initiate or settle any judicial review or action concerning the amount or character of any Company tax item(s) (within the meaning of Section 6231(a)(3) of the Code).

(ii)                  The Tax Matters Partner shall notify each Member of the commencement of any Tax audit (including any threatened or pending Tax audit), and the Tax Matters Partner shall keep each Member reasonably informed of the conduct of any such Tax audit or resulting proceeding, including without limitation, if requested in writing by a Member: (w) providing the Tax Matters Class C Representative with a copy of any correspondence with the relevant taxing authority; (x) reasonably in advance of the time for any written communication to or substantive oral presentation to the relevant taxing authority, providing the Tax Matters Class C Representative with a draft of such communication or presentation and make any reasonable changes requested by the Tax Matters Class C Representative; (y) providing the Tax Matters Class C Representative (and its counsel) with the opportunity, to the extent permitted by relevant law or practice, to attend and participate in (at its own expense) any substantive meeting with the relevant taxing authority; and (z) consulting in good faith with the Tax Matters Class C Representative concerning decisions in such audit or proceeding.

(c)                  New Partnership Audit Provisions.

(i)                  Title XI of the Bipartisan Budget Act of 2015, H.R. 1314, Public Law Number 114-74 (the “New Partnership Audit Provisions”) provides that effective for taxable years beginning on or after January 1, 2018, there will be extensive changes to the manner in which the IRS audits and collects taxes with respect to partners and their partnerships, including (v) repeal of the “TEFRA” audit rules, including the provisions of Section 6231 of the Code referenced above; (w) replacement of the “tax matters partner” with a single partnership “representative” and limitation of the rights of other partners to notice; (x) provision for collecting taxes deemed to result from an audit assessment directly from the partnership instead of the partners; (y) elections by which a partnership can cause partners to be liable for certain amounts that would otherwise be payable by the partnership; and (z) a limited ability to “elect out” of this new system and instead require the IRS to audit each partner separately with respect to its share of a partnership’s activities. There are expected to be extensive new Treasury Regulations, and perhaps technical corrections by U.S. Congress. Upon request of any Member, prior to the effectiveness of such new rules, the Managing Member will consult in good faith with the Tax Matters Partner and the Tax Matters Class C Representative to determine whether any amendments to this Agreement are advisable in response to such changes in law. The initial partnership “representative” for the New Partnership Audit Provisions shall be the Managing Member, provided that the Managing Member may instead designate such of its officers, employees or affiliates as may be eligible for such position if such party agrees to be bound by the terms of this Section 10.5(c) and the Managing Member guarantees compliance by such designee.

(ii)                  For any audit or controversy that is subject to the New Partnership Audit Provisions, the provisions of this Section 10.5 shall apply to the partnership “representative” in the same manner as they apply to the Tax Matters Partner.

(iii)                  For any period for which the New Partnership Audit Provisions are or could be applicable, except with the prior written consent of the Tax Matters Partner and the approval of a majority of the Independent Directors, the Company shall not take any of the following actions: (x) electing to apply such new provisions to any taxable year before application of such provisions is required by Law; (y) electing out of the new provisions so that such provisions will not apply; or (z) electing to cause Members to be liable for amounts that would otherwise be payable by the Company; provided, however, that clause (z) shall not apply to the extent, and only to the extent, that (1) a Member would be liable for amounts that are both material and disproportionately greater, based on such Member’s Percentage Interests, than the amounts for which the other Members would be liable, based on their Percentage Interests or (2) a material liability is attributable to one or more Persons who are no longer Members of the Company.

(iv)                  Notwithstanding anything in this Section 10.5(c) to the contrary, Canadian Parent, the Managing Member, the Tax Matters Partner and the Company shall, to extent permitted by Law, exercise the rights and obligations in this Section 10.5(c) so as to not disturb the economic equivalence of the Class B Units and Class C Units.

(d)                  Expenses of Tax Matters Partner; Indemnification. The Company shall indemnify and reimburse the Tax Matters Partner for all reasonable expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members attributable to the Company. The payment of all such expenses shall be made before any distributions are made to Members. Neither the Tax Matters Partner nor any Member shall have any obligation to provide funds for such purpose. The provisions for exculpation and indemnification set forth in Article 6 of this Agreement shall be fully applicable to the Member acting as Tax Matters Partner for the Company.

(e)                  Additional Matters. Except as expressly provided in this Agreement, each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable Law with respect to any examination, proposed adjustment or proceeding relating to Company tax items. Without limiting the generality of the foregoing, nothing in this Section 10.5 limits the ability of any Member to take any action in its individual capacity relating to the Company that is left to the determination of an individual Member under Sections 6222 to 6231 of the Code or any similar provision of state or local law. The Tax Matters Partner shall notify the other Members, within (10) Business Days after it receives notice from the governmental authorities, of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company or any Subsidiary tax items in excess of $250,000. In the event that the other Members notify the Tax Matters Partner of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, solely at their own expense, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Partner agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Partner with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Partner further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation.

Section 10.6	Tax Classification, Returns and Other Elections.

The Managing Member shall cause the preparation and timely filing of all tax and information returns required to be filed by the Company pursuant to the Code and all other tax and information returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company’s fiscal year. Except as otherwise expressly provided to the contrary in this Agreement, all elections permitted to be made by the Company under U.S. federal or state laws shall be made by the Managing Member in its sole discretion. Notwithstanding the foregoing, it is intended that the Company be treated as a partnership for U.S. federal income tax purposes and neither the Company nor any Member shall make any election (for tax purposes or otherwise) inconsistent with such treatment without the approval of the Managing Member. At the request of a majority of the Independent Directors, the Company shall make an election under Code Section 754 to adjust the basis of its assets under Code Section 743(b) and Code Section 734(b). Similarly, if requested by a majority of the Independent Directors, the Company shall cause an election under Code Section 754 to be made by (i) WWIB LLC, or (ii) any other entity treated as a partnership for U.S. federal tax purposes in which the Company owns an interest either directly or indirectly through one or more entities treated as partnerships or disregarded entities for U.S. federal tax purposes; provided, however, that in the case of any such other entity referred to in clause (ii) above, this provision shall apply only to the extent that it is within the Company’s power, directly or indirectly, to cause such an election to be made.

ARTICLE 11

TRANSFERS

Section 11.1	Transfer Restrictions.

(a)                  General Restrictions on Transfers. So long as any Class C Units are outstanding, no Member shall Transfer all or any part of the Company Securities at any time directly or indirectly held by such Member except as expressly permitted pursuant to Section 11.1(b) . No Transfer of, or attempt to Transfer, any Company Securities in violation of the preceding sentence shall be effective or valid for any purpose. In the event of a Transfer of any Class C Units by a holder of Class C Units in violation of this Section 11.1(a), the Company shall have the right to cause a mandatory redemption of the Class C Units so Transferred, on the date as is specified by the Company by written notice to such holder (which such date shall be within thirty days from the date of delivery of written notice to the Managing Member of such Transfer), pursuant to Section 2.6(c) of Schedule B (and such Class C Units shall be deemed the Subject Units), and for greater certainty the holder of such Class C Units shall not have the right to revoke such redemption pursuant to Section 2.5 of Schedule B.

(b)                  Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, any holder of Class C Units may Transfer all or any Class C Units at any time held by it directly or indirectly (i) in accordance with Schedule B, (ii) from and after the expiration of any Lock-Up Period applicable to such Class C Units upon fifteen (15) Business Days prior written notice to the Managing Member (which notice shall include, if (A) such Class C Units are proposed to be Transferred for a purchase price per Class C Unit that is greater than 115% of the market price of a Canadian Parent Common Share (calculated in accordance with section 1.11 of National Instrument 62-104, as it may be amended or replaced) and (B) the Class C Units proposed to be Transferred would represent greater than 10% of the combined issued and outstanding Canadian Parent Common Shares and Class C Units, a statement to such effect and reasonable details of the proposed Transfer (and such other information with respect thereto as may be requested by the Canadian Parent) (a “Proposed Transfer Notice”), subject to the Company’s ability to cause the redemption of any such Class C Units in accordance with Schedule B, (iii) pursuant to a transaction consummated in accordance with Section 11.3, or (iv) in compliance with any applicable exemption under U.S. securities laws, to any Person that is (and remains at all subsequent times, failing which the Class C Units must be transferred back to the original transferor) an Affiliate of such Member and an accredited investor; provided however, that such Transfer would not (A) negatively affect the treatment of the Company under the Code or any provision of U.S. federal, state, local or Canadian or other foreign securities or tax law, or (B) negatively affect any License owned or used by the Company or any of its Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, Canadian Parent or U.S. Holdings shall be permitted to Transfer all or any of the Company Securities at any time held by it (1) pursuant to, and conditioned upon the consummation of, a Change of Control of Canadian Parent, (2) pursuant to a transaction consummated in accordance with Section 11.3 if, and only if, consideration is received by each Drag-Along Member in connection with the consummation of such Transfer, which consideration is comprised of (X) cash or (Y) marketable securities listed, and freely tradeable, on any National Securities Exchange, or a combination thereof, having value sufficient to enable each Drag-Along Member to pay all tax liabilities arising under, or related to, such Transfer (assuming that for purposes of the foregoing, the consideration payable to each such Drag-Along Member would be taxable at the Effective Tax Rate), or (3) to any 100% owned direct or indirect Subsidiary of Canadian Parent.

Section 11.2	Further Restrictions.

Notwithstanding anything to the contrary contained in this Agreement, no Transfer of Company Securities shall be permitted if the Managing Member determines that such Transfer would cause the Company to have more than one hundred (100) Members for purposes of Treasury Regulation Section 1.7704 -1(h).

Section 11.3	Drag-Along.

(a)                  Grant of Drag-Along Right. If Canadian Parent and U.S. Holdings (the “Drag-Along Sellers”), determine to Transfer, in one or a series of related bona fide arm’s-length transactions, all and not less than all of the Company Securities held by them directly or indirectly (whether in connection with a merger, acquisition or other similar transaction) and the consideration received by each Drag-Along Member in connection with the consummation of such Transfer is comprised of (i) cash or (ii) marketable securities listed, and freely tradeable, on any National Securities Exchange, or a combination thereof, having value sufficient to enable each Drag-Along Member to pay all tax liabilities arising under, or related to, such Transfer (assuming that for purposes of the foregoing, the consideration payable to each such Drag-Along Member would be taxable at the Effective Tax Rate), then, as a condition to any such Transfer by the Drag-Along Sellers, and upon thirty (30) days’ prior written notice (a “Drag-Along Notice”) from the Drag-Along Sellers to all other Members (the “Drag-Along Members”), the Drag-Along Sellers shall cause the transferee to acquire all of such Drag-Along Member’s Company Securities, and each Drag-Along Member shall be obligated to, and shall, Transfer to the transferee all of such Drag-Along Member’s Company Securities, on the same terms and for the same type and form of consideration as to be paid and given to the Drag-Along Sellers, except as provided in Section 11.3(b) . For the avoidance of doubt, Class B Units and Class C Units shall be treated substantially identically in such proposed transaction and only $10,000 shall be permitted to be attributed to the Class A Units. The Drag-Along Notice shall set forth the principal terms and conditions of such proposed Transfer, including the name of the prospective transferee, a representation that the Drag-Along Sellers will be Transferring all Company Securities held by such Drag-Along Sellers, the purchase price proposed to be paid therefor, the form of consideration, and the payment terms and type of Transfer to be effectuated.

(b)                  Closing of Drag-Along Sale. At the closing of any Transfer in respect of which a Drag-Along Notice has been delivered, the Drag-Along Members shall execute and deliver such agreements for the purchase of the Company Securities to be Transferred, and such other documents and instruments as the Drag-Along Sellers shall execute and deliver in connection with such proposed transaction (provided that no Drag-Along Member shall have to make any representations and warranties other than as to due authorization by such Drag-Along Member, that such Drag-Along Member has good title to the Company Securities such Member is Transferring, free and clear of all Liens, and that the Transfer by such Drag-Along Member does not conflict with any Law, governing document or other contract applicable to such Drag-Along Member, along with other representations and warranties as may be reasonably requested by the Drag-Along Sellers and are customarily made by minority holders in transactions of the nature contemplated by the Drag-Along Notice), sell to the proposed transferee the Company Securities to be sold, free and clear of all Liens. The purchase price payable for any Company Securities sold by a Drag-Along Member in a Transfer under this Section 11.3 shall equal the total amount of distributions that the holder of such Company Securities would have received if the Company had been liquidated immediately prior to the effective time of such Transfer and liquidation proceeds equal to the Notional Distribution Amount had been distributed to the Members in accordance with Section 12.3. For purposes of this Section 11.3(b), the “Notional Distribution Amount” shall mean the total amount of cash that, at the time of any Transfer subject to this Section 11.3, would have to be distributed to all of the Members in accordance with Section 12.3 in order for the aggregate amount of distributions to Canadian Parent and U.S. Holdings under Section 12.3 to equal the aggregate purchase price to be paid for their Company Securities in such Transfer, as specified in the Drag-Along Notice. For greater clarity, the purchase price payable for any Company Securities sold by a Drag-Along Member in a Transfer pursuant to and in accordance with this Section 11.3 would be subject to any applicable escrow arrangements and any adjustments equal to such Drag-Along Member’s pro rata share of any indemnification obligations of the Drag-Along Sellers and the Drag-Along Members in connection with the applicable transaction.

(c)                  Further Assurances. If approval of the Members is required to effectuate any sale or exchange of securities of the Company, or any merger, consolidation, recapitalization, reorganization or other business combination, effected in connection with a Transfer of Company Securities pursuant to and in accordance with this Section 11.3, each Member hereby grants a limited power of attorney to the Managing Member, with full power of substitution, with respect such Member’s votes and hereby authorizes the Managing Member to vote all of such Member’s Company Securities in favor of such transaction. Each power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement.

(d)                  Sales by Canadian Parent or U.S. Holdings. For the avoidance of doubt, this Agreement shall not permit any sale by Canadian Parent or U.S. Holdings of all or any of the Company Securities at any time held by them directly or indirectly that does not include the concurrent sale by all of the other Members of all of their Company Securities in a transaction in which the consideration received by each such other Member in connection with the consummation of such sale is comprised of (i) cash or (ii) marketable securities listed, and freely tradeable, on any National Securities Exchange, or a combination thereof, having value sufficient to enable each such other Member to pay all tax liabilities arising under, or related to, such sale (assuming that for purposes of the foregoing, the consideration payable to each such other Member would be taxable at the Effective Tax Rate).

Section 11.4	Purchase for Investment.

Each Member acknowledges that all of the Company Securities held by such Member are being (or have been) acquired for investment and not with a view to the distribution thereof and that no Transfer of any such securities may be made except in compliance with applicable securities Laws.

Section 11.5	Effectiveness of Transfers.

Any Company Securities Transferred by a Member in accordance with this Agreement shall be held by the transferee pursuant to this Agreement. Such transferee shall, except as otherwise expressly stated in this Agreement, have all the rights and be subject to all of the obligations of the transferring Member under this Agreement, automatically and without requiring any further act by such transferee or by any parties to this Agreement. Without affecting the preceding sentence, if such transferee is not already a Member, then such transferee, as a condition to such Transfer, shall confirm such transferee’s obligations hereunder in accordance with Section 11.6. The transferring Member shall not be relieved of its obligations under this Agreement arising prior to such Transfer. No Company Securities shall be transferred on the Company’s books and records, and no Transfer thereof shall be otherwise effective, unless any such Transfer is made in accordance with the terms and conditions of this Agreement, and the Company is hereby authorized by all of the Members to enter appropriate stop transfer notations on its records to give effect to this Agreement.

Section 11.6	Joinder.

If a Person that is not a Member acquires Company Securities, such Person must, as a condition precedent to the effectiveness of the issuance or Transfer of Company Securities to such Person, execute and deliver to the Company a Joinder (or, if requested by the Managing Member, a counterpart signature page to this Agreement) and such other documentation as shall be reasonably required by the Company, and shall thereby become a party to this Agreement.

Section 11.7	Prior Notice of Transfer Required.

Each Member agrees, prior to any Transfer of any Company Securities (except pursuant to an effective registration statement under the Securities Act), to give reasonable prior written notice to the Company of such Member’s intent to effect such Transfer and agrees to comply in all other respects with the provisions of this Agreement. Each such notice shall describe the manner and circumstances of the proposed Transfer, state the name and address of the transferee and the relationship of the transferring Member to the transferee and, in the event reasonably requested by the Company, shall be accompanied by a written opinion, addressed to the Company, of counsel for the holder of such Company Securities (which counsel shall be reasonably satisfactory to the Company), stating that in the opinion of such counsel (which opinion shall be reasonably satisfactory to the Company) such proposed Transfer does not involve a transaction requiring registration or qualification of such Company Securities under the Securities Act or the securities laws of any state or province of the United States, Canada or of any other foreign jurisdiction.

Section 11.8	Compliance with Applicable Law, Etc.

The completion of any Transfer of any Company Securities shall be subject to compliance with applicable Law. The Company and each Member shall cooperate with each other and shall take all such action, including, obtaining all governmental approvals required to comply with applicable Law in connection with the sale or Transfer of any Company Securities pursuant to this Agreement. Each of the Company and each Member (except in the case of Canadian Parent or U.S. Holdings, in which case the Company shall bear such costs) shall bear its own costs and expenses in connection with obtaining any such governmental approvals; provided, however, that no Member shall be required to bear any costs or expenses in order for another Member to obtain any such governmental approvals.

ARTICLE 12

DISSOLUTION AND TERMINATION

Section 12.1	Dissolution.

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a)                  the approval of the dissolution of the Company (i) by the holders of a majority of each class of Company Securities or (ii) by the Managing Member in the event the Company has disposed of all of its assets, other than immaterial or de minimis assets; or

(b)                  the entry of a decree of judicial dissolution of the Company under Section 274 of the Act.

Section 12.2	Allocation of Net Profit and Loss in Liquidation.

The allocation of Net Profit, Net Loss and other items of the Company following the date of dissolution, including but not limited to gain or loss upon the sale of all or substantially all of the Company’s assets, shall be determined in accordance with the provisions of Article 8 and Article 9 and shall be credited or charged to the Capital Accounts of the Members in the same manner as Net Profit, Net Loss, and other items of the Company would have been credited or charged if there were no dissolution and liquidation.

Section 12.3	Winding Up, Liquidation and Distribution of Assets.

Upon dissolution, the Managing Member shall immediately proceed to wind up the affairs of the Company. The Managing Member shall sell or otherwise liquidate all of the Company’s assets as promptly as reasonably practicable (except to the extent the Managing Member may determine to distribute any assets to the Members in kind) and shall apply the proceeds of such sale and the remaining Company assets in the following order of priority:

(a)                  Payment of creditors, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b)                  To establish any reserves that the Managing Member deem reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period, as the Managing Member shall deem advisable, the balance then remaining in the manner provided below; and

(c)                  By the end of the taxable year in which the liquidation occurs (or, if later, within ninety (90) days after the date of such liquidation), to the Members in accordance with their respective positive Capital Account balances, as determined after taking into account all other Capital Account adjustments for the taxable year in which the liquidation occurs, until their Capital Accounts have been reduced to zero.

Section 12.4	No Obligation to Restore Negative Capital Account Balance on Liquidation.

Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treasury Regulation Section 1.704-l(b)(2)(ii)(g), if any Member has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to the Company, and the negative balance of such Member’s Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

Section 12.5	Termination.

The Managing Member shall comply with any applicable requirements of applicable Law pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

Section 12.6	Certificate of Cancellation.

When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the Members, the Managing Member shall file a certificate of cancellation. Upon filing the certificate of cancellation, the existence of the Company shall cease, except as otherwise provided in the Act.

Section 12.7	Return of Contribution Nonrecourse to Other Members.

Except as provided by Law or as expressly provided in this Agreement, upon dissolution each Member shall look solely to the assets of the Company for the return of its Capital Contribution or its Capital Account. If the property remaining after the payment or discharge of liabilities of the Company is insufficient to return the contributions of Members, no Member shall have recourse against any other Member.

Section 12.8	Effect of Termination.

Except as expressly set forth in this Agreement, all provisions of this Agreement shall terminate upon the filing of a certificate of cancellation pursuant to Section 12.6.

ARTICLE 13

INDEPENDENT ACTIVITIES OF MEMBERS

Section 13.1	Independent Activities of Members.

The Members and their respective Affiliates shall be entitled to and may have financial and business interests and may engage in business activities or ventures in addition to those relating to the Company, including interests, activities and ventures in direct or indirect competition with the Company. Neither the Company nor any of the other Members nor any other Person shall have any rights by virtue of this Agreement or otherwise in any financial or business ventures of any such Member or its Affiliates or in the profits and revenues derived therefrom. In addition, no such Member or its Affiliates shall be required to provide the Company or any Member with notice of any such interest in any other business or venture or to otherwise offer such opportunity or any investment opportunity therein to the Company or its Members or any of their respective Affiliates. For the avoidance of doubt, this Section 13.1 shall not expand or contract any fiduciary duties or other duties of any Member acting in its capacity as a director or officer of Canadian Parent or U.S. Holdings as required by applicable Laws.

ARTICLE 14

MISCELLANEOUS

Section 14.1	Entire Agreement.

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof, and supersedes all prior written agreements and oral statements among the parties. In the event of a conflict between any provision of this Agreement, the Company’s organizational documents and any non-mandatory provision of Law, the provisions of this Agreement shall control.

Section 14.2	Amendments.

Any amendment to this Agreement shall be in writing and shall require the approval of Members holding Units constituting greater than fifty percent (50.0%) of each class of the issued and outstanding Units of the Company; provided, that any amendment that materially adversely affects or disproportionately affects the economic benefits of any Member shall require the written consent of such Member; provided, further, and without limiting the foregoing, that any amendment that extends the duration of the Lock-Up Period of any series of Class C Units shall require the written consent of the holders of greater than fifty percent (50.0%) of such series of Class C Units. In addition, but subject to the provisos in the previous sentence, in the case of any Transfer of Company Securities pursuant to subclause (3) of Section 11.1(b), the Managing Member may make any amendments to this Agreement that it determines are necessary or appropriate to give effect to such Transfer or in the case of any election by the transferee in such Transfer to be treated as a corporation for U.S. federal income tax purposes; provided, that the Managing Member gives notice of any such amendment to the other Members as promptly as practicable after such amendments are made. All Members agree to be bound by any amendment adopted pursuant to this Section 14.2.

Section 14.3	Confidentiality.

Each Member shall, and shall cause its Affiliates and its and their respective shareholders, members, partners, directors, managers, officers, employees and agents to, retain in strict confidence, and not use for any purpose except as contemplated by this Agreement, all confidential information relating to the Company which is (i) not otherwise in the public domain, (ii) not otherwise in the rightful possession of such Member from third parties having no obligation of confidentiality to a Member or the Company, and (iii) not required to be disclosed by such Member pursuant to Law or stock exchange requirements. Notwithstanding the foregoing, each Member may disclose such information to its legal, tax or accounting advisers, or prospective purchasers of Company Securities, who agree, or are required by professional standards, to keep such information confidential.

Section 14.4	Certain Agreements.

Notwithstanding any other provision contained in this Agreement, in no event shall a Member be permitted to Transfer their Company Securities nor shall the Company be required to take any action or be prohibited from taking any action to issue any Company Securities to any Person, if such Transfer, issuance, action or omission would result in the Company or its Subsidiaries being (i) in violation of any Law applicable thereto, (ii) jeopardizing or violating any License held thereby, or (iii) cause the proportional composition of the equity ownership of the Company to violate or conflict with any foreign investment restrictions to which the Company or its Subsidiaries may be subject.

Section 14.5	Transaction with Affiliates.

The Company shall not, and shall cause its Subsidiaries to not, enter into any transaction or series of related transactions with any Member or any Affiliate of any Member except (i) as contemplated herein or (ii) in compliance with applicable Law, including the requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, if applicable, and that is on terms at least as favorable to the Company as would be obtained in an arm’s length transaction with a Third Party.

Section 14.6	Foreign Corrupt Practices Act.

The Parties and their respective Affiliates, officers, employees, directors, representatives or agents have not, and the Parties shall not and they shall each cause their Affiliates, officers, employees, directors, representatives and agents not to pay, give, offer, promise to pay or give, or offer to promise to pay or give (or has authorized or will authorize the payment, giving of, or offer or promise to pay or give) any money or thing of value, directly or indirectly through any department, agency, bureau or instrumentality thereof, or any person acting in an official capacity for or on behalf of any such government or department, agency, bureau or instrumentality (“Official”), (b) any political party or official, agent or representative thereof (“Political Party” or “Party Official”), or (c) any candidate for political office (“Candidate”), for the purposes of:

(a)                  influencing any act or decision of any Official, Political Party, Party Official or Candidate in his, her or its official capacity, or

(b)                  inducing any Official, Political Party, Party Official or Candidate to do or omit to do any act in violation or contravention of the lawful duty of such Official, Political Party, Party Official or Candidate, or

(c)                  inducing any Official, Political Party, Party Official or Candidate to use his, her or its influence with any government or any department, agency, bureau or instrumentality thereof to affect or influence any act or decision of such government, department, agency, bureau or instrumentality;

in order to obtain, retain or direct any business to the Company, any of the Parties or any other person. Without limiting the foregoing, the Company and each of the Parties will comply in all respects with and will not violate, or fail to take any action that would be required to be taken pursuant to, or in connection with the United States Foreign Corrupt Practices Act (15 U.S.C. Sections 78m, 78dd-1, 78dd-2 and 78ff (1988), as the same may be amended from time to time, and will not engage in conduct inconsistent therewith, or violative thereof, regardless of whether or not such person is subject to the law of the United States.

Section 14.7	Binding Effect; Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective permitted transferees, successors, assigns, heirs and administrators; provided that the rights under this Agreement may not be assigned except as expressly provided herein. No such assignment shall relieve an assignor of its obligations hereunder.

Section 14.8	Severability.

In the event that any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had not been contained herein.

Section 14.9	Notices.

All notices, consents and other communications required, or contemplated under this Agreement shall be in writing and shall be deemed to have been duly given upon written confirmation of receipt, if delivered by hand, overnight courier, fax or e-mail, in each case to the recipient’s mailing address, fax number or e-mail address set forth below:

For notices and communications to the Company:

Trilogy International Partners LLC 155-108th Avenue, N.E.
Suite 400
Bellevue, WA 98004
Attention: John W. Stanton and Scott K. Morris
Telephone: 425-458-5900
Facsimile No.: 425-458-5999
Email: john.stanton@trilogypartnership.com and scott.morris@trilogy-international.com with a copy to:

Trilogy International Partners Inc.
155-108th Avenue, N.E.
Suite 400
Bellevue, WA 98004
Attention: Bradley J. Horwitz and Scott K. Morris
Telephone: 425-458-5900
Facsimile No.: 425-458-5999
Email: brad.horwitz@trilogypartnership.com and scott.morris@trilogy-international.com and to:

Friedman Kaplan Seiler & Adelman LLP
7 Times Square, 28th Floor
New York, NY 10036
Attention: Gregg S. Lerner, Esq.
Telephone: 212-833-1100
Facsimile No.: 212-833-1250
Email: glerner@fklaw.com

For notices and communications to the Members to the respective addresses or fax numbers set forth in the books and records of the Company.

(i)                  By notice complying with the foregoing provisions of this Section 14.9, each Member shall have the right to change the mailing address, fax number or e-mail address for future notices and communications.

Section 14.10	No Right to Partition.

No Member shall have the right to bring an action for partition against the Company. Each of the Members hereby irrevocably waives any and all rights which it may have to do so.

Section 14.11	Further Assurances.

Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

Section 14.12	Governing Law; Jurisdiction; Service of Process.

This Agreement shall be governed by the laws of the State of Washington, without regard to any conflicts of laws principles thereof that would call for the application of the laws of any other jurisdiction. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against either of the parties in the courts of the State of Washington, or if it has or can acquire jurisdiction, in the United States District Court for the District of Washington, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world, whether within or without the State of Washington. The parties hereto irrevocably waive the right to a trial by jury in any action or proceeding under this Agreement or any action or proceeding arising out of the transactions contemplated hereby, regardless of which party initiates such action or proceeding.

Section 14.13	No Waiver.

No course of dealing and no delay on the part of any party in exercising any right, power or remedy conferred by this Agreement shall operate as waiver thereof or otherwise prejudice such party’s rights, powers and remedies. No single or partial exercise of any rights, powers or remedies conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No waiver of any breach of or noncompliance with this Agreement shall be held to be a waiver of any other or subsequent breach or noncompliance.

Section 14.14	Remedies.

Each Member acknowledges and agrees that no remedy at law would be adequate in the event of any breach of this Agreement. Accordingly, if any dispute arises concerning the sale or other disposition of any Company Securities or concerning any other provisions of this Agreement or the obligations of the Members hereunder, each Member agrees that, in addition to any other remedy to which they may be entitled at law or in equity, the other parties hereto shall be entitled to a decree of specific performance to enforce the provisions of this Agreement, including, without limitation, Article 11 (without bond or other security being required unless the party seeking such remedy fails to demonstrate to an appropriate court having jurisdiction that such party has a likelihood of success on the merits), and each Member waives the defense in any action or proceeding brought to enforce this Agreement that there exists an adequate remedy at law. Such remedies shall be cumulative and non-exclusive and shall be in addition to any other rights and remedies the parties may have under this Agreement or otherwise.

Section 14.15	Units Acquired After the Effective Date; Recapitalizations, Exchanges, etc.

The provisions of this Agreement shall apply, to the full extent set forth herein with respect to all Company Securities, whether now owned or hereafter acquired in any manner by any Member, including any and all equity interests in the Company which may be issued or transferred hereafter to any Member in respect of, in exchange for, or in substitution of Units, by reason of a distribution, unit split, unit issuance, reverse unit split, combination, recapitalization, reclassification, conversion, merger, consolidation or otherwise. Upon the occurrence of any such events, amounts hereunder shall be appropriately adjusted.

Section 14.16	Aggregation of Shares.

For purposes of determining the availability of any rights under this Agreement, the holdings of the applicable Member shall be aggregated with the holdings of its transferees that are Affiliates of such Member.

Section 14.17	No Third Party Beneficiaries.

This Agreement shall not confer any rights or remedies upon any Person (including any other Member not party hereto) other than the parties hereto and their respective successors and permitted assigns and other than the indemnified persons hereunder.

Section 14.18	Counterparts.

This Agreement may be executed in two or more counterparts (including Joinders as counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

TRILOGY INTERNATIONAL PARTNERS LLC

By:	“Scott K. Morris”
Name: Scott K. Morris
Title: Senior Vice President, General
Counsel and Corporate Secretary

MANAGING MEMBER:

TRILOGY INTERNATIONAL PARTNERS
HOLDINGS (U.S.) INC.

By:	“Scott K. Morris”
Name: Scott K. Morris
Title: Senior Vice President, General
Counsel and Corporate Secretary

[Member Signatures Redacted]

MEMBER:

[MEMBER NAME]

By: ______________________________________________
Name:
Title:

EXHIBIT A

JOINDER

The undersigned is executing and delivering this Joinder pursuant to the Sixth Amended and Restated Limited Liability Company Agreement, dated as of February 7, 2017 (the “Agreement”), among Trilogy International Partners LLC, the signatories thereto and any Person that may become a party thereto from time to time.

By executing and delivering this Joinder to the Agreement, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Agreement in the same manner as if the undersigned were an original signatory to such agreement as a Member. In connection therewith, effective as of the date hereof the undersigned hereby makes the representations and warranties contained in the Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the ____ day of ________, 20__.

____________________________________
Signature of Member

____________________________________
Print Name of Member

SCHEDULE A

MEMBERS AND UNITS

[see attached.]

[LIST OF MEMBERS AND UNITS REDACTED]

SCHEDULE B

REDEMPTION RIGHTS AND OTHER TERMS AND CONDITIONS OF CLASS C UNITS

ARTICLE 1	DEFINITIONS

For the purposes of this Schedule B, unless the context otherwise requires, each capitalized term used and not otherwise defined herein shall have the meanings ascribed thereto in Section 1.1 of this Agreement.

ARTICLE 2	REDEMPTION OF CLASS C UNITS BY HOLDER

2.1	Redemption Right

(a)                  From and after the expiration of the Lock-Up Period applicable to any Class C Units, a holder of such Class C Units shall, from time to time, have the right to require the repurchase (the “Redemption Right”) of any or all of such Class C Units held by such holder for either (i) the Redemption Shares or (ii) the Cash Amount, the form of consideration to be determined by the Company. Written notice of the determination of the form of consideration shall be given by the Company to the holder of the Class C Units exercising the Redemption Right no later than ten (10) Business Days prior to the Redemption Date.

(b)                  To exercise the Redemption Right, the holder shall deliver to the Managing Member, the Company and Canadian Parent a duly executed Redemption Notice. The Redemption Notice shall (i) specify the number of Class C Units in respect of which the holder is exercising the Redemption Right (the “Subject Units”) and (ii) state the Business Day on which the holder desires to have the Subject Units repurchased (the “Redemption Date”), provided that the Redemption Date shall be not less than fifteen (15) Business Days nor more than thirty (30) Business Days after the date on which the Redemption Notice is delivered to the Managing Member, the Company and Canadian Parent and further provided that, in the event that no such permitted Business Day is specified by the holder in the Redemption Notice, the Redemption Date shall be deemed to be the fifteenth Business Day after the date on which the Redemption Notice is delivered to Canadian Parent, the Managing Member and the Company.

2.2	Share Settlement Option

If Canadian Parent Company Shares are to be issued in exchange for the Subject Units in connection with an exercise of the Redemption Right, and provided that the Redemption Notice is not revoked by the holder in the manner specified in Section 2.5 of this Schedule B, effective at the close of business on the Redemption Date:

(a)                  the Company shall be deemed to have repurchased the Subject Units for cancellation in consideration for the issuance by Canadian Parent to such holder of the applicable number of Redemption Shares and such holder shall be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units;

(b)                  Canadian Parent shall either, in its sole discretion, (i) issue and deliver (or cause to be delivered) to such holder, in the manner provided for in Section 2.4 of this Schedule B, the applicable number of Redemption Shares, or (ii) register on its books or via a book-entry system (which may be maintained by or on behalf of its transfer agent), the applicable number of Redemption Shares issued to such holder, in which case no certificate shall be issued to such holder with respect to such Redemption Shares.

(c)                  the Company shall issue to Canadian Parent a number of Class B Units equal to the number of Redemption Shares issued and delivered to such holder pursuant to Section 2.2(b) of this Schedule B, in consideration for Canadian Parent issuing and delivering such Redemption Shares to such holder.

Notwithstanding the foregoing, in the event such holder (i) does not provide to Canadian Parent and the Company the account information requested in the “Delivery Instructions” section of the Redemption Notice or (ii) fails to make the representations, warranties and covenants set forth in Annex A to the Redemption Notice or to deliver a properly completed Accredited Investor Certification set forth in Annex B to the Redemption Notice, Canadian Parent and the Company shall be permitted to (x) take all steps deemed reasonable, necessary or desirable in order to effectuate the redemption with respect to such holder, including, without limitation, the right of the Company to elect, without prior notice to such holder, to repurchase the Subject Units for the Cash Amount in accordance with Section 2.3 of this Schedule B (including the deposit of the aggregate Cash Amount with a chartered bank or trust Company in Canada in accordance with Section 2.3(a) of this Schedule B) or (y) withhold the issuance and delivery of the Redemption Shares until such time as all required information shall have been provided and, in each case, such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date.

2.3	Cash Settlement Option

If the Company elects to repurchase the Subject Units for the Cash Amount, and provided that the Redemption Notice is not revoked by the holder in the manner specified in Section 2.5 of this Schedule B, effective at the close of business on the Redemption Date:

(a)                  in the event such holder does not provide the necessary information in the Redemption Notice to allow for the Company to deliver to such holder the aggregate Cash Amount, then, prior to the Redemption Date, the Company shall mail to such holder notice of the intention of the Company to redeem the Subject Units in accordance with the procedures set forth in this Section 2.3(a) of this Schedule B; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Company or, in the event of the address of any such holder not appearing on the records of the Company, then to the last known address of such holder; such notice shall state that (i) the Company shall have the right to deposit the aggregate Cash Amount in a special account with any chartered bank or trust company in Canada (which shall be named in the notice), (ii) the aggregate Cash Amount shall be paid to such holder upon presentation of reasonable evidence of his, her or its identity, and (iii) such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date;

(b)                  the Company shall be deemed to have repurchased the Subject Units for cancellation in consideration for the payment to such holder of the aggregate Cash Amount, or upon the deposit of the aggregate Cash Amount in the chartered bank or trust company named in the notice, and such holder shall be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units; and

(c)                  the Company shall deliver (or cause to be delivered) to such holder the aggregate Cash Amount and shall cancel such Subject Units; provided that if such holder did not provide the necessary information for the Company to deliver the aggregate Cash Amount in the Redemption Notice, the Company shall have the right to deposit the aggregate Cash Amount in a special account with any chartered bank or trust company in Canada named in the notice delivered by the Company to such holder, the aggregate Cash Amount to be paid to such holder upon presentation of reasonable evidence of his, her or its identity and such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date.

2.4	Effect of Redemption

(a)                  Subject to compliance by the applicable holder of the Subject Units with the terms of this Schedule B, Canadian Parent (in the case of clause (i) below) or the Company (in the case of clause (ii) below) shall deliver or cause to be delivered to the relevant holder (subject to Sections 2.3(a) and 2.3(c) of this Schedule B), as applicable (i) the applicable Redemption Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or (ii) an amount in cash by wire transfer in an amount equal to the aggregate Cash Amount, in each case, less any amounts withheld on account of tax pursuant to Section 9.3 of this Agreement, and such delivery shall be deemed to be payment of and shall satisfy and discharge all liability for the total consideration payable or issuable.

(b)                  On and after the close of business on the Redemption Date, the holders of the Subject Units shall cease to be holders of such Subject Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the applicable consideration, unless payment of the consideration is not made in accordance with the provisions of this Article 2 of this Schedule B. On and after the close of business on the Redemption Date, provided payment of the applicable consideration has been made in accordance with the foregoing provisions, the holder of the Subject Units repurchased in consideration of newly issued Canadian Parent Common Shares shall thereafter be considered and deemed for all purposes to be a holder of Canadian Parent Common Shares issued and delivered to it.

(c)                  As a condition to delivery of the consideration, Canadian Parent or the Company (for itself or Canadian Parent) may require presentation and surrender at the head office of the Company, with a copy to the head office of Canadian Parent, of such documents, instruments and information as Canadian Parent or the Company may reasonably require, including, without limitation, requiring the holders of the Subject Units to (i) deliver to Canadian Parent the account information requested in the “Delivery Instructions” section of the Redemption Notice, (ii) deliver the Accredited Investor Certification set forth in Annex B to the Redemption Notice, and (iii) comply with all other requirements applicable to the issuance or transfer of Redemption Shares on a basis exempt from registration under the Securities Act pursuant to Regulation D thereunder or another applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws matters being relied upon by Canadian Parent and/or the Company prior to the Redemption Date. In the event that any holder of the Subject Units does not provide such documents, instruments and information, Canadian Parent and the Company shall be permitted to (x) take all steps deemed reasonable, necessary or desirable in order to effect the redemption with respect to such holder, including, without limitation, the right of the Company to elect, without prior notice to such holder, to repurchase the Subject Units for the aggregate Cash Amount in accordance with Section 2.3 of this Schedule B (including the deposit of the aggregate Cash Amount with a chartered bank or trust Company in Canada in accordance with Section 2.3(a) of this Schedule B) or (y) in the case which Canadian Parent Company Shares are to be issued in exchange for the Subject Units pursuant to Section 2.2 of this Schedule B, withhold issuance and delivery of the Redemption Shares until such time as all required information shall have been provided and, in the each case, such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date.

(d)                  Notwithstanding Section 2.4(b) of this Schedule B, where a record date in respect of a distribution occurs prior to the Redemption Date and there is any declared and unpaid distribution on any Class C Unit redeemed hereunder, subject to Section 3.1 of this Schedule B, such distribution shall remain payable and shall be paid in the applicable form on the designated payment date to the former holder of the Class C Unit so redeemed hereunder.

(e)                  All filing fees, transfer taxes, sales taxes, document stamps or other similar charges (other than income tax obligations) levied by any Governmental Authority in connection with the repurchase of the Class C Units pursuant to this Agreement shall be paid by the Company; provided, however, that the holder of such Class C Units shall pay any such fees, taxes, stamps or similar charges that may be payable as a result of any transfer of the consideration payable in respect of such Class C Units to a Person other than such holder. Except as otherwise provided in this Agreement, each party (other than Canadian Parent and Managing Member, whose costs shall be borne by the Company) will bear its own costs in connection with any holder’s exercise of its Redemption Right.

2.5	Revocation Right

A holder of Subject Units may, by notice in writing given by the holder to the Managing Member, the Company and Canadian Parent before the close of business on the tenth Business Day immediately preceding the Redemption Date, and payment to the Company of all out-of-pocket expenses incurred by the Company, the Managing Member and Canadian Parent in connection with the Redemption Notice, if any, withdraw its Redemption Notice, in which event such Redemption Notice shall be null and void; provided that such holder has not withdrawn a Redemption Notice within the prior twelve (12) month period.

2.6	Mandatory Redemption

(a)                  On the earliest to occur of the following: (i) the seven (7)-year anniversary of the Effective Date, (ii) there remains outstanding fewer than five percent (5%) of the number of Class C Units outstanding as of the Effective Time (as such number of Class C Units may be adjusted in accordance with this Agreement to give effect to a combination or subdivision of, or unit distribution on, the Class C Units, or any issue or distribution of rights to acquire Class C Units or securities exchangeable for or convertible into Class C Units following the Effective Time), or (iii) an Equivalency Voting Event is proposed and the holders of the Class C Units fail to vote in a manner so as to maintain the economic equivalence of the Class C Units and the Canadian Parent Common Shares; then on prior written notice given by the Company to the holders of Class C Units at least fifteen days prior to such mandatory redemption in the case of the foregoing Sections 2.6(a)(i) and 2.6(a)(ii), and on the Business Day following the date on which the holders of the Class C Units failed to vote in such manner in the case of the foregoing Section 2.6(a)(iii), the Company shall cause a mandatory redemption of all of the outstanding Class C Units (which shall be deemed to be the Subject Units), on such date as is specified by the Company in such notice (which shall be deemed to be the Redemption Date), pursuant to Section 2.2 of this Schedule B, and for greater certainty the holders of Class C Units shall not have the right to revoke such mandatory redemption pursuant to Section 2.5 of this Schedule B.

(b)                  In the event a Change of Control of Canadian Parent is to be consummated, then immediately prior to, and conditioned upon the consummation of, such Change of Control, the Company shall cause a mandatory redemption of all of the outstanding Class C Units (which shall be deemed to be the Subject Units), effective immediately prior to, and conditioned upon, the consummation of such Change of Control (which shall be deemed to be the Redemption Date), pursuant to Section 2.2 of this Schedule B, and for greater certainty the holders of Class C Units shall not have the right to revoke such mandatory redemption pursuant to Section 2.5 of this Schedule B.

(c)                  In the event the Company receives from any holder of Class C Units a Proposed Transfer Notice, then upon notice to such holder within five (5) Business Days of receipt of such notice, the Company shall, unless otherwise determined by all of the Independent Directors, cause a mandatory redemption of all of the outstanding Class C Units subject of the Proposed Transfer Notice (which Units shall be deemed to be the Subject Units), on such date as is specified by the Company in such notice (which shall be no later than the date of the proposed Transfer in the Proposed Transfer Notice and shall be deemed to be the Redemption Date), pursuant to Section 2.2 of this Schedule B, and for greater certainty the holders of Class C Units shall not have the right to revoke such mandatory redemption pursuant to Section 2.5 of this Schedule B.

Notwithstanding the foregoing, in the event of any mandatory redemption in accordance with this Section 2.6 of this Schedule B pursuant to which Canadian Parent Company Shares are to be exchanged for the Subject Units, the Company and Canadian Parent shall deliver written notice of such mandatory redemption to the holders of the Subject Units promptly after the occurrence of the event causing such mandatory redemption and such notice shall request each holder to provide to Canadian Parent and the Company (i) the account information requested in the “Delivery Instructions” section of the Redemption Notice, (ii) the representations, warranties and covenants set forth in Annex A to the Redemption Notice are true and correct, and (iii) confirmation to the Company and Canadian Parent of his, her or its status as an accredited investor under U.S. securities laws by delivering the Accredited Investor Certification set forth in Annex B to the Redemption Notice, in each case, prior to the Redemption Date. Such notice from the Company and Canadian Parent shall also provide that (x) in any event, such holder’s Subject Units shall be cancelled and the Redemption Shares shall be issued, in each case, effective at the close of business on the Redemption Date and (y) in the event that such holder does not provide such information and confirmation to Canadian Parent and the Company prior to the Redemption Date, fails to make the representations, warranties and covenants set forth in Annex A to the Redemption Notice, or to deliver a properly completed Accredited Investor Certification set forth in Annex B to the Redemption Notice, Canadian Parent and the Company shall be permitted to (1) take all steps deemed reasonable, necessary or desirable in order to effectuate the redemption with respect to such holder, including, without limitation, the right of the Company to elect, without prior notice to such holder, to repurchase the Subject Units for the Cash Amount in accordance with Section 2.3 of this Schedule B (including the deposit of the aggregate Cash Amount with a chartered bank or trust Company in Canada in accordance with Section 2.3(a) of this Schedule B), or (2) withhold issuance and delivery of the Redemption Shares until such time as all required information shall have been provided and, in each case, such holder shall nevertheless be deemed to have transferred to the Company all of such holder’s right, title and interest in and to the Subject Units effective at the close of business on the Redemption Date.

2.7	Take-Over or Issuer Bid

In the event of a Canadian Parent Offer, the Company will use its commercially reasonable efforts, expeditiously and in good faith, to put in place procedures to ensure that, if holders of any Class C Units are required to redeem such Class C Units to participate in the Canadian Parent Offer, any such redemption shall be conditional upon and shall only be effective if the Canadian Parent Common Shares tendered or deposited under such Canadian Parent Offer are taken up.

ARTICLE 3	GENERAL

3.1	Fractional Shares

A holder of Class C Units shall not be entitled to any fraction of a Canadian Parent Common Share and no such fractional interest (whether certificated or by book entry) shall be issued, and such holder otherwise entitled to a fractional interest shall only be entitled to receive the nearest whole number of Canadian Parent Common Shares, rounded down.

3.2	Tax Treatment

This Schedule B shall be treated as part of the partnership agreement of the Company as described in Section 761(c) of the Code and Sections 1.704 -1(b)(2)(ii)(h) and 1.761 -1(c) of the Treasury Regulations promulgated thereunder.

EXHIBIT A REDEMPTION NOTICE

To: Trilogy International Partners LLC (the “Company”), Trilogy International Partners Inc. (“Canadian Parent”) and U.S. Holdings (the “Managing Member”):

This notice is given pursuant to Section 2.1(a) of Schedule B of the Sixth Amended and Restated Limited Liability Company Agreement of the Company (the “LLC Agreement”), and all capitalized words and expressions used in this notice that are defined in the LLC Agreement have the meanings ascribed to such words and expressions in such LLC Agreement.

The undersigned hereby notifies Canadian Parent, the Managing Member and the Company that the undersigned desires to have redeemed in accordance with the terms of the LLC Agreement:

[  ]  all Class C Unit(s) held by the undersigned; or

[  ]  ____ Class C Unit(s) held by the Undersigned.

The undersigned hereby notifies Canadian Parent, the Managing Member and the Company that the Redemption Date shall be the __ Business Day after the date on which this Redemption Notice is delivered to Canadian Parent, the Managing Member and the Company.

NOTE: The Redemption Date must be a Business Day and must not be less than fifteen (15) Business Days nor more than thirty (30) Business Days after the date upon which this notice is delivered to Canadian Parent, the Managing Member and the Company. If no such Business Day is specified above, the Redemption Date shall be deemed to be the fifteenth Business Day after the date on which this notice is delivered to Canadian Parent, the Managing Member and the Company.

This Redemption Notice may be revoked and withdrawn by the undersigned only by notice in writing given to the Company at any time before the close of business on the fifth Business Day preceding the Redemption Date.

The undersigned acknowledges that any securities issued by Canadian Parent in connection with the redemption (A) have not been registered under the Securities Act, or the securities laws of any state of the United States and may not be offered, sold, pledged or otherwise transferred except (1) pursuant to an exemption from the registration requirements under the Securities Act or (2) pursuant to an effective registration statement under the Securities Act, in each case in accordance with all applicable state securities laws and the securities laws of other jurisdictions and (B) shall bear a restricted legend to the effect set forth in (A).

The undersigned hereby represents and warrants that (i) the representations and warranties set forth in Annex A, are true and correct as of the date hereof and are expected to be true and correct as of the Redemption Date, (ii) the undersigned has attached hereto a completed and executed accredited investor certification dated the date hereof, the form of which is attached hereto as Annex B, and (iii) the undersigned has good title to, and owns, the Class C Units subject to this notice to be acquired by the Company free and clear of all liens, claims and encumbrances.

______                           _________________________________
(Date)                              (Signature of Unitholder)

Delivery Instructions:

Any securities resulting from the redemption of the Class C Units shall be delivered to the undersigned by book-entry transfer made to the direct registration systems account maintained by the Registrar and Transfer Agent with CDS and the account of the undersigned, and any cash resulting from a redemption shall be wired, based on the completion of the following:

Name of Holder:    _________________________________________
Registrar and Transfer Agent’s CDS Account Number for Canadian Parent:
____________________________________________________________
Transaction Code Number: _________________________________
Redemption Date:  ________________________________________
Name of Bank or Financial Institution:  ________________________
Account Number:  ________________________________________
Routing Number: _________________________________________

Annex A

Representations, Warranties and Covenants of the Holder of Class C Units. Each holder of Class C Units hereby makes the following representations, warranties and covenants to the Company, the Managing Member and Canadian Parent:

(a)                  The information regarding the holder of Class C Units set forth herein and in the accompanying accredited investor certification attached hereto completed and signed by the holder of Class C Units and delivered to Canadian Parent, is accurate and complete. The holder of Class C Units is a resident of the state or country of domicile set forth in the accompanying accredited investor certification, or, in the case of an entity, its principal place of business is located in the state or country set forth in its address in the accompanying accredited investor certification and its state or country of organization is as set forth in the accompanying accredited investor certification. The holder of Class C Units is not acquiring the Redemption Shares as a nominee or agent or otherwise for any person.

(b)                  The holder of Class C Units has been a holder of Units of the Company, is familiar with the business, financial condition and prospects of the Company, and understands that the initial business of Canadian Parent will be the legacy business of the Company.

(c)                  The holder of Class C Units understands that the issuance of the Redemption Shares has not been registered under (i) the Securities Act, in reliance upon the exemption provided in Sections 4(a)(1) or 4(a)(2) of the Securities Act and/or Rule 506(b) thereunder, or (ii) the securities or “Blue Sky” laws of any state, and may rely upon available exemptions therefrom, in each case, based in part on the representations of the holder of Class C Units contained herein.

(d)                  The holder of Class C Units is acquiring the Redemption Shares for such holder’s own account as the sole beneficial owner. No other person will have a direct or indirect beneficial interest in the Redemption Shares.

(e)                  The holder of Class C Units will not, nor will such holder cause any person to, offer, sell, transfer or otherwise dispose of (collectively, “transfer”) such holder’s Redemption Shares (including any portion thereof) unless such transfer is made (i) pursuant to an applicable exemption from the registration requirements of, or an effective registration statement under, the Securities Act and any applicable state securities or “Blue Sky” laws, (ii) in compliance with the provisions of Canadian Parent’s constating documents, as amended from time to time, (iii) (if applicable) in compliance with the rules and provisions of the applicable National Securities Exchange where such Redemption Shares are listed and where such transfer is proposed to be made and (iv) in the case of a transfer pursuant to an exemption from the Securities Act and/or “Blue Sky” laws such holder and its prospective transferee each certify to Canadian Parent in writing such facts surrounding the transfer as are true and correct and as are required to establish the availability of such exemption. Canadian Parent may require an opinion of counsel in customary form, acceptable to and in form and substance reasonably satisfactory to it, that such transfer is being made pursuant to an exemption from the Securities Act.

(f)                  The holder of Class C Units understands that an investment in the Redemption Shares involves substantial risks. At the time of such holder’s acquisition of the Redemption Shares, such holder has such knowledge and experience in financial and business matters and of investment considerations that such holder is and will be capable of evaluating the merits and risks of the prospective investment in the Redemption Shares.

(g)                  The holder of Class C Units recognizes that there may not continue to be any public market for the Redemption Shares. Accordingly, it may not be possible for such holder readily to liquidate such holder’s investment. Such holder has no need for liquidity in this investment, has the ability to bear the economic risk of this investment, and at the present time and in the foreseeable future can afford a complete loss of his, her or its investment in the Redemption Shares.

(h)                  The holder of Class C Units is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(i)                  The holder of Class C Units has received, carefully read and reviewed and is familiar with the latest annual and quarterly reports of the Company and publicly filed annual or quarterly report of Canadian Parent and Canadian Parent’s constating documents and confirms that all requested documents pertaining to such holder’s investment in Canadian Parent have been made available to such holder and/or its representatives. In formulating a decision to invest in Canadian Parent, such holder has not relied or acted on the basis of any representations or other information purported to be given on behalf of the Company, the Managing Member or Canadian Parent (it being understood that no person has been authorized by the Company, the Managing Member, or Canadian Parent to furnish any such representations or other information). Such holder confirms that it is not acquiring the Redemption Shares as a result of any form of general solicitation or general advertising.

(j)                  Except in the case of a mandatory redemption of Class C Units, the holder of Class C Units and/or its advisors have had the opportunity to ask questions of, and receive answers from, Canadian Parent concerning the terms of an investment in Canadian Parent. Except in the case of a mandatory redemption of Class C Units, all such questions have been answered to the full satisfaction of such holder. Such holder and/or its advisors have received or have had full access to all the information Canadian Parent and/or Canadian Parent’s advisors consider necessary or appropriate to make an informed investment decision with respect to the Redemption Shares.

(k)                  The holder of Class C Units is not relying on Canadian Parent or the Company or any person or entity with respect to the legal, tax and other economic considerations of such holder relating to the investment to acquire the Redemption Shares. In regard to such considerations, such holder has relied on the advice of, or has consulted with, only its advisors.

Annex B

ACCREDITED INVESTOR CERTIFICATION
(Date, initial the appropriate item(s) and sign)

_________, 20__

The undersigned represents and warrants to Trilogy International Partners Inc. and Trilogy Internal Partners LLC indicated below by the undersigned’s initials and signature:

A.	Individual investors: (Please initial one or more of the following four statements.)

1.	_______	I certify that I am an accredited investor because I have had individual income (exclusive of any income earned by my spouse) in excess of $200,000 in each of the most recent two years and I reasonably expect to have an individual income in excess of $200,000 for the current year.

2.	_______	I certify that I am an accredited investor because I have had joint income with my spouse in excess of $300,000 in each of the most recent two years and I reasonably expect to have joint income with my spouse in excess of $300,000 for the current year.

3.	_______	I certify that I am an accredited investor because I have an individual net worth, or my spouse and I have a joint net worth, not including the value of my or our primary residence, in excess of $1,000,000. In calculating "net worth" exclude from total liabilities any mortgage on the primary residence in an amount of up to the home's estimated fair market value as long as the mortgage was incurred more than 60 days before the securities are purchased, but include (i) any mortgage amount in excess of the home's fair market value and (ii) any mortgage amount that was borrowed during the 60-day period before the closing date for the sale of securities for the purpose of investing in the securities.
4.	_______	I am a director or executive officer of Trilogy International Partners Inc.

B.	Partnerships, corporations, trusts or other entities: (Please initial one of the following eight statements.) The undersigned herby certifies that it is an accredited investor because it is:

1.	_______	an investment company registered under the Investment Company Act of 1940;

2.	_______	an employee benefit plan whose total assets exceed $5,000,000;

3.	_______	an employee benefit plan whose investments decisions are made by a plan fiduciary which is either a bank, savings and loan association or an insurance company (as defined in Section 3(a) of the Securities Act) or an investment adviser registered as such under the Investment Advisers Act of 1940;

4.	_______	a self-directed employee benefit plan, including an Individual Retirement Account, with investment decisions made solely by persons that are accredited investors;

5.	_______	an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring equity interests of Trilogy International Partners Inc., whose total assets are in excess of $5,000,000;

6.	_______	a corporation, partnership or Massachusetts or similar business trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring equity interests of Trilogy International Partners Inc. and whose purchase is directed by a sophisticated person as described in Rule 506(b)(ii) of Regulation D and who has such knowledge and experience in financial and business matters that he is capable of evaluating the risks and merits of an investment in the equity interests of Trilogy International Partners Inc.;

7.	________

a trust, not formed for the specific purpose of acquiring equity interests of Trilogy International Partners Inc., with total assets in excess of $5,000,000, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in equity interests of Trilogy International Partners Inc.; or

8.	________

an entity (including a revocable grantor trust but other than a conventional trust) in which each of the equity owners qualifies as an accredited investor (a separate Accredited Investor Certification must be submitted for each such equity owner)

  If the holder is an INDIVIDUAL, or if the holder are INDIVIDUALS who hold as JOINT TENANTS WITH RIGHT OF SURVIVORSHIP, as TENANTS IN COMMON, or as COMMUNITY PROPERTY:

_________________________________________________________	_________________________________________________
Print Name(s)	Social Security Number(s)

_________________________________________________________	_________________________________________________
Signature(s) of holder(s)	Joint Signature

_________________________________________________________	_________________________________________________
Address	Date

_________________________________________________________
State/Country of Domicile

If the holder is a PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY or LIMITED LIABILITY PARTNERSHIP:

______________________________________________________________	__________________________________________________________
Name of Partnership, Corporation, Trust	Federal Taxpayer Identification Number
Limited Liability Company or Limited
Liability Partnership

By: ___________________________________________________________	__________________________________________________________
State/Country of Organization

Name: _________________________________________________________	__________________________________________________________
Address

Title: ___________________________________________________________	__________________________________________________________
Date

SCHEDULE C

REGISTRATION RIGHTS PROVISIONS

1.	DEFINITIONS.

For purposes of this Schedule C, capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in Section 1.1 of the Agreement to which this Schedule is annexed, and the following terms shall have the following meanings:

(a)                  “Additional Filing Deadline” means, with respect to any Registration Statement(s) that may be required to be filed pursuant to Section 3(a)(iii), (i) the first date or time that such Registrable Securities may then be included in a Registration Statement if such Registration Statement is required because (A) the SEC shall have notified Canadian Parent in writing that certain Registrable Securities were not eligible for inclusion in a previously filed Registration Statement or (B) the existing Registration Statement is no longer available for resales of the Registrable Securities, or (ii) if such Registration Statement is required for any reason other than as described in (i) above, the twentieth (20th) calendar day following the date on which Canadian Parent first becomes aware or is notified that such additional Registration Statement is required.

(b)                  “Additional Registration Deadline” means, with respect to any Registration Statement(s) that may be required to be filed pursuant to Section 3(a)(iii), the thirtieth (30th) calendar day following (i) the first date or time that such Registrable Securities may then be included in a Registration Statement if such Registration Statement is required because (A) the SEC shall have notified Canadian Parent in writing that certain Registrable Securities were not eligible for inclusion on a previously filed Registration Statement or (B) the existing Registration Statement is no longer available for resales of the Registrable Securities, or (ii) if such Registration Statement is required for any reason other than as described in (i) above, the twentieth (20th) calendar day following the date on which Canadian Parent first becomes aware or is notified that such additional Registration Statement is required.

(c)                  “Board of Directors” means the Board of Directors of Canadian Parent.

(d)                  “Canadian Securities Regulators” means the ten Canadian provincial and three Canadian territorial regulatory agencies responsible for securities regulation in their respective provinces and territories, and, if applicable, a national Canadian securities regulator.

(e)                  “FPI” means a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(f)                  “FPI Determination” means an assessment by the Board of Directors and, after consultation with the Holder Representative, a determination by the Board of Directors as to whether Canadian Parent (i) in the case of a January FPI Determination and an April FPI Determination, will continue to qualify as a FPI as of the last business day of Canadian Parent’s second fiscal quarter next to occur, and (ii) in the case of a July FPI Determination, qualifies as a FPI as of the last business day of Canadian Parent’s most recently completed second fiscal quarter.

(g)                  “FPI Failure Determination” means the determination made (or deemed made) by the Board of Directors pursuant to Section 2(a) of this Schedule C that (i) in the case of a January FPI Determination or an April FPI Determination, Canadian Parent will no longer qualify as a FPI as of the last business day of its second fiscal quarter next to occur and (ii) in the case of July FPI Determination, Canadian Parent no longer qualifies as a FPI as of the last business day of its most recently completed second fiscal quarter.

(h)                  “Holder” means any holder or beneficial owner of Registrable Securities and any transferee or assignee thereof who agrees to become bound by the provisions of this Schedule C in accordance with Section 10 of this Schedule C.

(i)                  “Holder Representative” means Scott K. Morris.

(j)                  “Initial Filing Deadline” means the first to occur of (i) the first February 28 (in the case of a January FPI Determination), May 31 (in the case of an April FPI Determination) or August 31 (in the case of a July FPI Determination) which follows an FPI Failure Determination, (ii) the 15th day following a U.S. Listing Determination and (iii) August 7, 2017.

(k)                  “MJDS” means the Multijurisdictional Disclosure System adopted by the SEC and the Canadian Securities Administrators to facilitate cross-border public offerings of securities between the United States of America and Canada.

(l)                  “MJDS Shelf Registration” means a shelf registration statement (i) filed by Canadian Parent with the OSC and the SEC on Form F-10 pursuant to the MJDS, (ii) having, in each case, been ordered, declared or otherwise having become effective under Canadian and U.S. securities laws, and (iii) registering a number of Canadian Parent Common Shares for offering on a continuous basis which at all times during which such registration statement remains effective shall be no less than the number of Registrable Securities permitted to be registered thereon.

(m)                  “MJDS Registrable Securities Registration” means a registration of Registrable Securities effected by means of a MJDS Shelf Registration and the filing with the SEC pursuant to General Instruction II.L. to Form F-10 (or any successor form or instruction providing for offering securities on a continuous basis pursuant to the MJDS) of a final prospectus or prospectus supplement meeting the requirements of the Securities Act for a resale shelf registration statement and prospectus, and describing the specific securities to be sold or otherwise disposed of thereunder and the proposed method of distribution of such securities.

(n)                  “OSC” means the Ontario Securities Commission.

(o)                  “Redemption Shares” means all of the Canadian Parent Common Shares issued or issuable pursuant to the Redemption Right.

(p)                  “Register,” “registered,” and “registration” refer to a securities resale registration effected by either a MJDS Registrable Securities Registration or a U.S. Registrable Securities Registration, and in either case including (i) the applicable Registration Statement becoming effective under the Securities Act (whether by declaration of the SEC or otherwise) and (ii) the filing with the SEC of a final prospectus or prospectus supplement meeting the requirements of the Securities Act for a resale shelf registration statement and prospectus and describing the specific securities to be sold or otherwise disposed of thereunder and the proposed method of distribution of such securities.

(q)                  “Registrable Securities” means all (i) Canadian Parent Common Shares held and/or beneficially owned by SG, (ii) Redemption Shares initially issued or issuable to any Person pursuant to the Redemption Right, (iii) Canadian Parent Common Shares issued in exchange for (x) membership units in Trilogy International New Zealand LLC or (y) shares, or options for shares, of Two Degrees Mobile Limited, and (iv) any shares of capital stock issued or issuable with respect to the securities described in clause (i) through (iii) as a result of any stock split, stock dividend, recapitalization, exchange or similar event. Securities will cease to be Registrable Securities: when (I) (x)(A) they have been effectively registered and disposed of in accordance with such registration or (B) they have been disposed of pursuant to Rule 144 or Rules 903 or 904 of Regulation S under the Securities Act and (y) the recipient thereof receives securities that are not “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act; or (II) following the second anniversary of the first date that there are no longer any Class C Units outstanding, when all of the Registrable Securities may be immediately sold to the public without registration, additional holding period or restriction (including without limitation as to volume by any Holder thereof) under Rule 144.

(r)                  “Registration Deadline” shall mean the date (which shall not be prior to July 7, 2017) by which a Registration Statement must be effective under the Securities Act and a final prospectus or prospectus supplement covering the resale of all of the Registrable Securities filed with the SEC either pursuant to Rule 424 or General Instruction 11.L. of Form F-10, as follows: (i) with respect to a registration required pursuant to clause (iii) of the definition of Initial Filing Deadline, December 7, 2017; (ii) with respect to a registration required following a FPI Failure Determination (y) pursuant to clause (i) of the definition of FPI Failure Determination, ten (10) days before the last Business Day of Canadian Parent’s second fiscal quarter next to occur, and (z) pursuant to clause (ii) of the definition of FPI Failure Determination, sixty (60) days before the last Business Day of Canadian Parent’s fourth fiscal quarter next to occur; (iii) with respect to a registration following a U.S. Listing Determination, 90 days after such Determination; (iv) in the case of a MJDS Shelf Registration the date that is thirty (30) days after the date that the Registration Statement is actually filed; and (v) with respect to any Registration Statements required to be filed under Section 3(a)(iii), the Additional Registration Deadline.

(s)                  “Registration Statement” means a registration statement of Canadian Parent under the Securities Act required to be filed hereunder.

(t)                  “Second Filing Deadline” means the first February 28 (in the case of a January FPI Determination), May 31 (in the case of an April FPI Determination) or August 31 (in the case of a July FPI Determination) which follows a FPI Failure Determination made (or deemed made) after a MJDS Registrable Securities Registration had been completed.

(u)                  “SG” means SG Enterprises II, LLC.

(v)                  “U.S. Listing Determination” means the determination by the Board of Directors to list any Canadian Parent Common Shares on a U.S. securities exchange (including, without limitation, the Nasdaq Global Market).

(w)                  “U.S. Registrable Securities Registration” means a registration of Registrable Securities effected by (i) preparing and filing a Registration Statement with the SEC on Form S-1 or if Canadian Parent is then eligible therefor, Form S-3 (or the successor form to either such form) in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act (or any successor rule providing for offering securities on a continuous basis), (ii) the effectiveness of the applicable Registration Statement under the Securities Act (whether by declaration or otherwise) and (iii) the filing with the SEC of a final prospectus or prospectus supplement meeting the requirements of the Securities Act for a resale shelf registration statement and prospectus, and describing the specific securities to be sold or otherwise disposed of thereunder and the proposed method of distribution of such securities.

2.	FPI AND U.S. LISTING DETERMINATION.

(a)                  Unless and until a U.S. Registrable Securities Registration shall have already been effected, during each January, April and July until there are no longer any Registrable Securities outstanding, the Board of Directors shall complete a FPI Determination. On or before January 31, April 30, or July 31 of that year, as applicable, Canadian Parent shall give written notice to SG and the Holder Representative of the outcome of the FPI Determination. If the Board of Directors fails to timely complete or timely give notice of the FPI Determination, it shall be deemed to have made a FPI Failure Determination.

(b)                  Canadian Parent shall not list Canadian Parent Common Shares on a U.S. securities exchange (including, without limitation, the Nasdaq Global Market) unless the Board of Directors has made a U.S. Listing Determination not less than 30 days before the effective date of such listing. Within one Business Day after such U.S. Listing Determination, Canadian Parent shall give written notice thereof to SG and the Holder Representative. Canadian Parent shall not list any Canadian Parent Common Shares on a U.S. securities exchange unless, on the date such listing occurs, all Registrable Securities are covered by an effective Registration Statement.

(c)                  The chief executive officer, chief financial officer and general counsel of Canadian Parent shall, in advance of a required FPI Determination date, review Canadian Parent’s circumstances and their upcoming recommendation to the Board of Directors as to Canadian Parent’s FPI status; and if such officers believe that a FPI Failure Determination is likely on the next FPI Determination date, cause preparation of a U.S. Registrable Securities Registration to begin sufficiently in advance of the Initial Filing Deadline or Second Filing Deadline, as applicable, so that such Filing Deadline and the related Registration Deadline will be satisfied. If at any time a Holder of Registrable Securities notifies Canadian Parent that such Holder believes that a U.S. Registrable Securities Registration or a MJDS Registrable Securities Registration is or will shortly become necessary, and the reason therefor, Canadian Parent shall advise the Board of Directors of such notification, and the Board of Directors shall promptly thereafter determine if it believes such registration is or will become necessary. If the Board of Directors believes that such registration is or will become necessary it shall cause preparation of the requested Registration Statement to begin promptly and in advance of the next required FPI Determination, and to be filed as promptly as possible to ensure that the Initial Filing Deadline or Second Filing Deadline, as applicable, and related Registration Deadline, will be satisfied.

3.	REGISTRATION.

(a)                  Mandatory Registration. (i) On or prior to the Initial Filing Deadline, Canadian Parent shall file with the SEC a Registration Statement to register the resale of the Registrable Securities. The Registration Statement shall be a U.S. Registrable Securities Registration and register only the Registrable Securities and no other securities of Canadian Parent; provided that if Canadian Parent is then a FPI and no FPI Failure Determination has occurred, Canadian Parent may effect the registration of the resale of the Registrable Securities by filing a MJDS Registrable Securities Registration, and in the case that Canadian Parent does not then already have an effective MJDS Shelf Registration the resale registration process shall be initiated by the filing of a MJDS Shelf Registration prior to the Initial Filing Deadline, and promptly after the effectiveness thereof with the OSC and SEC, Canadian Parent shall file a final prospectus or prospectus supplement with the OSC and SEC pursuant to General Instruction II.L. to Form F-10 (or successor thereto) meeting the requirements of the Securities Act and describing the specific securities to be sold or otherwise disposed of thereunder and the proposed method of distribution of such securities.

(ii)                  On or prior to the Second Filing Deadline, Canadian Parent shall file with the SEC a Registration Statement for the resale registration of the Registrable Securities, which shall be a U.S. Registrable Securities Registration and register only the Registrable Securities and no other securities of Canadian Parent, provided that such filing of a Registration Statement shall not be required if all outstanding Registrable Securities are registered on an effective Registration Statement pursuant to a U.S. Registrable Securities Registration at such time.

(iii)                  If for any reason the SEC does not permit the resale of all of the Registrable Securities to be registered on the Registration Statement filed pursuant to Section 3(a)(i) or (ii) above, or for any other reason any Registrable Securities are not then included in, and available for resale under, the Registration Statement filed pursuant to this Schedule C, or for any other reason the previously filed Registration Statement, prospectus or prospectus supplement may no longer be used (including, without limitation, if the registration is a MJDS Registrable Securities Registration Statement because the related Canadian home jurisdiction shelf prospectus may no longer be used), then Canadian Parent shall prepare, and, as soon as practicable but in no event later than the Additional Filing Deadline, file with the SEC an additional Registration Statement (which shall, subject to the proviso to Section 3(a)(i) which may permit a MJDS Registrable Securities Registration, be a U.S. Registrable Securities Registration) covering the resale of all Registrable Securities not already covered, or that will no longer be covered, by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to (depending on the Registration Statement form then used) Rule 415 or General Instruction II.L. of Form F-10 (or successor thereto).

(b)                  Each Registration Statement (and each amendment or supplement thereto, as applicable) and each final prospectus or prospectus supplement, as applicable, shall be provided to SG, the Holder Representative and their respective counsel at least seven (7) Business Days prior to its filing or other submission and shall not be filed or otherwise submitted if any of the foregoing notifies Canadian Parent of their objection thereto until such objections are resolved. Subject to any comments from the SEC or applicable Canadian Securities Administrators, such final prospectus, prospectus supplement or Registration Statement shall include a plan of distribution substantially identical to that attached hereto as Exhibit A; provided, however, that no selling shareholder shall be named as an “underwriter” therein without the selling shareholder’s prior written consent.

4.	OBLIGATIONS OF CANADIAN PARENT.

In connection with the registration of the Registrable Securities, Canadian Parent shall have the following obligations:

(a)                  Canadian Parent shall prepare promptly after a U.S. Listing Determination or FPI Failure Determination, and in any case in advance of August 7, 2017, and file with the SEC as soon as practicable thereafter (but in any event no later than the Initial Filing Deadline or Second Filing Deadline, as applicable), a Registration Statement and, to the extent required, a final prospectus or prospectus supplement thereto, as required by Section 3(a), in each case with respect to all of the Registrable Securities, and thereafter use its reasonable best efforts to cause the Registration Statement relating to Registrable Securities to become effective as soon as possible after such filing, but in any event no later than the Registration Deadline, and shall keep the Registration Statement current and effective (including by means of all amendments and supplements as may be required for such purposes) pursuant to Rule 415, if applicable, or General Instruction II.L. of Form F-10 (or successor thereto), if applicable, in which latter case Canadian Parent shall also make all such filings with all applicable Canadian Securities Administrators or other securities regulatory authorities of a Canadian shelf prospectus, and all amendments and supplements thereto, as shall be necessary or appropriate, at all times until such date as there are no longer any Registrable Securities covered thereby (the “Registration Period”), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein and any related prospectus and amendments or supplements thereto), except for information provided by a Member or any transferee of a Member, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading.

(b)                  Canadian Parent shall promptly prepare and file with the SEC such amendments, including post-effective amendments (and use its reasonable best efforts to cause effectiveness of such amendments), prospectuses and prospectus supplements as may be required pursuant to Rule 424 under the Securities Act, and supplements to each Registration Statement and the prospectus used in connection with each Registration Statement as may be necessary to keep each Registration Statement current and effective at all times during the Registration Period, prepare and file (and use its reasonable best efforts to cause effectiveness of) such additional Registration Statements as may be required pursuant to Section 3(a)(iii) hereof, and, during the Registration Period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by each Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in each Registration Statement. In the event that on any Trading Day (as defined below) (the “Registration Trigger Date”) the number of Canadian Parent Common Shares available under the Registration Statement(s) filed pursuant to this Schedule C is insufficient to cover the resale of all of the Registrable Securities issued or issuable pursuant to Redemption Rights, Canadian Parent shall amend the Registration Statements, or file a new Registration Statement (on the short form available therefore, if applicable), or both, so as to register for resale the total number of Registrable Securities so issued or issuable as of the Registration Trigger Date as soon as practicable, but in any event within twenty (20) calendar days after the Registration Trigger Date. Canadian Parent shall cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof, but in any event Canadian Parent shall cause such amendment and/or new Registration Statement to become effective within sixty (60) days of the Registration Trigger Date or as promptly as practicable in the event Canadian Parent is required to increase its authorized shares. “Trading Day” shall mean any day on which the Canadian Parent Common Shares are traded for any period on the TSX, or on the principal U.S. securities exchange or other U.S. securities market on which the Canadian Parent Common Shares are then traded.

(c)                  Canadian Parent shall furnish to SG and the Holder Representative and their respective legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by Canadian Parent, one copy of each Registration Statement and any amendment thereto, each preliminary prospectus and prospectus and each amendment or supplement thereto, and, in the case of a Registration Statement referred to in Section 3(a), each letter written by or on behalf of Canadian Parent to the SEC or OSC or the staff of the SEC or OSC, and each item of correspondence from the SEC or OSC or the staff of the SEC or OSC, in each case relating to such Registration Statement (other than any portion of any thereof for which Canadian Parent has sought confidential treatment from the SEC or OSC); provided that if the Registration Statement has been filed on Form F-10 (or successor thereto), any preliminary prospectus and prospectus and each amendment or supplement thereto included in such Registration Statement shall consist of the corresponding preliminary prospectus, prospectus or amendment or supplement thereto filed with the Canadian Securities Administrators or other securities regulatory authorities, with such additions and deletions as are required or permitted by Form F-10; and provided further that Canadian Parent may excise any information contained therein which would constitute material non-public information as to any shareholder which has not executed a confidentiality agreement with Canadian Parent, and (ii) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements and such other documents as SG or the Holder Representative may reasonably request in order to facilitate the disposition of the Registrable Securities owned by a holder thereof. Canadian Parent will immediately notify SG and the Holder Representative and the Members by facsimile or email of the effectiveness of each Registration Statement or any post-effective amendment thereto. Canadian Parent will respond to any and all comments received from the SEC or any Canadian Securities Administrators or other securities regulatory authorities as soon as reasonably practicable, with a view towards causing each Registration Statement or any amendment thereto to become effective under the Securities Act as soon as practicable and, if applicable, shall file an acceleration request as soon as practicable, but no later than five (5) Business Days, following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review (or, in the case of a Registration Statement on Form F-10 (or successor thereto), obtain a final receipt in respect of the related shelf prospectus from Canadian Parent’s principal provincial securities regulator, and provide such final receipt to the SEC as promptly as practicable after the filing of such Registration Statement).

(d)                  Canadian Parent shall use its reasonable best efforts to (i) register and qualify, in any jurisdiction in the United States where registration and/or qualification is required or reasonably requested by SG or the Holder Representative to facilitate the resale of the Registrable Securities, the Registrable Securities covered by the Registration Statements under such other securities or “blue sky” laws of such jurisdictions, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that Canadian Parent shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction.

(e)                  As promptly as practicable after first becoming aware of such event, Canadian Parent shall notify the Holders and the Holder Representative of the happening of any event as a result of which the prospectus included in any Registration Statement, as then in effect, or any applicable prospectus supplement includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and use its reasonable best efforts promptly to prepare a supplement or amendment to any Registration Statement to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to the Holder Representative and the Holders as they may reasonably request.

(f)                  Canadian Parent shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement, and, if such an order is issued or suspension occurs, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Holder Representative and each Holder (or, in the event of an underwritten offering, the managing underwriters) of the issuance of such order and the resolution thereof.

(g)                  Canadian Parent shall permit a single firm of counsel designated by the Holder Representative and a single firm of counsel designated by SG to review such Registration Statement and all amendments and supplements thereto (as well as all requests for acceleration or effectiveness thereof), at Canadian Parent’s cost, a reasonable period of time prior to their filing with the SEC or OSC (not less than five (5) Business Days but not more than eight (8) Business Days) and not file any documents in a form to which either such counsel reasonably objects and, to the extent applicable, will not request acceleration of such Registration Statement without prior notice to such counsel.

(h)                  Canadian Parent shall hold in confidence and not make any disclosure of information concerning a Holder provided to Canadian Parent unless (i) disclosure of such information is necessary to comply with applicable federal, state or provincial securities laws, (ii) the disclosure of such information is necessary to avoid or correct a material misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this or any other agreement. Canadian Parent agrees that it shall, upon learning that disclosure of such information concerning such Holder is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Holder prior to making such disclosure, and allow such Holder, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(i)                  Canadian Parent shall use its reasonable best efforts: to cause all the Registrable Securities covered by each Registration Statement to be listed on each U.S. and Canadian securities exchange on which securities of the same class or series issued by Canadian Parent are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange; to in any case cause the Registrable Securities to be listed on a National Securities Exchange; and to arrange for at least two market makers to register with the Financial Industry Regulatory Authority, Inc. (“FINRA”) as such with respect to such Registrable Securities.

(j)                  Canadian Parent shall provide and maintain at all times a transfer agent and registrar, which may be a single entity, for the Registrable Securities.

(k)                  Canadian Parent shall cooperate with the Holders and the managing underwriter or underwriters, if any, as reasonably requested by them with respect to an applicable Registration Statement, to facilitate the timely (i) preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to any Registration Statement and enable such certificates to be in such denominations or amounts as a Holder may reasonably request and registered in such names as the Holder may request or (ii) entry into a direct registration or other electronic book-entry system representing those Registrable Securities (not bearing any restrictive legends or similar notations) to be offered pursuant to such Registration Statement, in such denominations or amounts, as the case may be, as the managing underwriter or underwriters, if any, or the Holder may reasonably request and registered in such names as the managing underwriter or underwriters, if any, or the Holder may request. Within three (3) Business Days after a Registration Statement for the resale of Registrable Securities becomes effective with the SEC (or a prospectus supplement relating thereto is otherwise available for the sale of Registrable Securities as contemplated herein), Canadian Parent shall deliver, and shall cause legal counsel selected by Canadian Parent to deliver, to the transfer agent for the Registrable Securities (with copies to the SG and the Holder Representative) an appropriate instruction and an opinion of such counsel if, and in the form, required by the transfer agent in order to issue the Registrable Securities free of restrictive legends or similar notations. Within one (1) Business Day after any Registration Statement becomes effective with the SEC, Canadian Parent shall deliver to the Transfer Agent for such Registrable Securities (with copies to the Holders and the Holder Representative) confirmation that such Registration Statement has become effective with the SEC and stating (if applicable) that certificates representing the Registrable Securities may be issued (or entry into a direct registration or other book-entry system may be made) without any restrictive legend or notation. Thereafter, if reasonably requested by the Holder Representative or a Holder at any time, Canadian Parent shall deliver to the Holder Representative or Holder a written confirmation of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not the Registration Statement is currently effective and available to the Holder for sale of all of its Registrable Securities.

(l)                  At the reasonable request of SG or the Holder Representative, Canadian Parent shall prepare and file with the SEC such amendments, including post-effective amendments (and use its reasonable best efforts to cause effectiveness of such amendments) and supplements to a Registration Statement and any prospectus used in connection with the Registration Statement, and shall prepare and file with all applicable Canadian Securities Administrators or other securities regulatory authorities, any corresponding amendments to the related Canadian prospectus, as may be necessary in order to change the plan of distribution set forth in such Registration Statement.

(m)                  Canadian Parent shall take all other reasonable actions necessary to expedite and facilitate disposition by the Holders pursuant to a Registration Statement.

(n)                  Canadian Parent shall comply with all applicable laws related to a Registration Statement (and any related Canadian prospectus) and offering and sale of securities and all applicable rules and regulations of governmental authorities in connection therewith (including, without limitation, the Securities Act, the Securities Exchange Act, applicable U.S. state “blue sky” laws, and applicable Canadian (and Canadian provincial) law and the rules and regulations promulgated by the SEC, applicable Canadian Securities Administrators or other U.S. or Canadian securities regulatory authorities, self-regulatory authorities and securities exchanges).

(o)                  If required by the Financial Industry Regulatory Authority, Inc. Corporate Financing Department, Canadian Parent shall promptly effect a filing with FINRA pursuant to FINRA Rule 5110 with respect to a public offering in connection with the resale of Registrable Securities under the Registration Statement (an “Issuer Filing”), and pay the filing fee required by such Issuer Filing. Canadian Parent shall use commercially reasonable efforts to pursue the Issuer Filing and respond to all comments and requests from the staff of FINRA until FINRA issues a letter confirming that it does not object to the terms of the offering contemplated by the Registration Statement.

(p)                  In connection with any Registration Statement filed on Form F-10 (or successor thereto), Canadian Parent shall make such filings (including, without limitation, of one or more shelf prospectuses or amendments and/or supplements thereto) with all applicable Canadian Securities Administrators or other securities regulatory authorities, self-regulatory authorities and securities exchanges, shall promptly respond to any comments thereof, and shall take such other actions in Canada or any province thereof as shall be necessary or appropriate, in each case, to enable such Registration Statement to become effective and become and remain available for resale of all of the Registrable Securities covered thereby in the same manner and to the same extent as if such Registration Statement were registered on Form F-3.

(q)                  Canadian Parent shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Securities Exchange Act, including, without limitation, Rule 172 under the Securities Act, promptly file any final prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act or General Instruction II.L. of Form F-10, promptly inform the Holders and the Holder Representative in writing if, at any time during the Registration Period, Canadian Parent does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration and resale of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this subsection (q), “Availability Date” means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of Canadian Parent’s fiscal year, “Availability Date” means the 120th day after the end of such fourth fiscal quarter).

5.	OBLIGATIONS OF THE HOLDERS.

In connection with the registration of the Registrable Securities, the Holders shall have the following obligations:

(a)                  It shall be a condition precedent to the obligations of Canadian Parent to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a Holder thereof that such Holder shall furnish to Canadian Parent such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities of such Holder and shall execute such documents in connection with such registration as Canadian Parent may reasonably request, provided that no failure of any Holder to comply with such obligations shall in any way limit Canadian Parent’s obligations with respect to any other Holder. At least five (5) Business Days prior to the anticipated filing date of a Registration Statement, Canadian Parent shall notify each Holder and the Holder Representative of the information Canadian Parent requires from such Holder. Any such information shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                  Each Holder, by such Holder’s acceptance of the Registrable Securities, agrees to cooperate with Canadian Parent as reasonably requested by Canadian Parent in connection with the preparation and filing of a Registration Statement (including the filing of the initial prospectus supplement referred to in Section 3(a)(i) above) hereunder, unless such Holder has notified Canadian Parent in writing of the Holder’s election to exclude all of the Holder’s Registrable Securities from such Registration Statement.

(c)                  Each Holder agrees that, upon receipt of any notice from Canadian Parent of the happening of any event of the kind described in Section 4(e) or 4(f), the Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(e) and, if so directed by Canadian Parent, the Holder shall deliver to Canadian Parent (at the expense of Canadian Parent) or destroy (and deliver to Canadian Parent a certificate of destruction) all copies in the Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice (other than such copies maintained for such Holder’s administrative records).

6.	EXPENSES OF REGISTRATION.

All expenses, other than underwriting discounts and commissions, if any, incurred in connection with registrations, filings or qualifications pursuant to this Schedule C, including, without limitation, all SEC and other registration fees, listing and qualification fees (including, without limitation, fees of U.S. and Canadian securities exchanges, “blue sky” fees and fees in connection with the Issuer Filing), printers and accounting fees, and the fees and disbursements of counsel for each of Canadian Parent, SG and the Holder Representative (but not including fees and disbursements of more than one counsel for each of SG and the Holder Representative) shall be borne by Canadian Parent.

7.	INDEMNIFICATION.

In the event any Registrable Securities are included in a Registration Statement under this Agreement:

(a)                  Canadian Parent and the Company, jointly and severally (but the Company only, in the case of clause (v) below, and Canadian Parent only, after the Company is terminated), will indemnify, hold harmless and defend (i) the Holders and the Holder Representative, (ii) the directors, officers, partners, managers, members, employees, agents thereof and each Person who controls any Holder or the Holder Representative within the meaning of the Securities Act, the Securities Exchange Act or applicable Canadian (or Canadian provincial) law, if any, (iii) any underwriter (as defined in the Securities Act) for the Holder(s) of Registrable Securities in connection with an underwritten offering and any broker-dealer that participates in a sale hereunder on behalf of a Holder, (iv) the directors, officers, partners, employees and each Person who controls any such underwriter within the meaning of the Securities Act, the Exchange Act or applicable Canadian (or Canadian provincial) law, if any, (v) Canadian Parent, and (vi) the directors, officers, partners and employees of Canadian Parent and each Person who controls Canadian Parent, if any (each, an “Indemnified Person”), against any joint or several losses, claims, damages, liabilities or expenses (collectively, together with actions, proceedings or inquiries by any regulatory or self-regulatory organization, whether commenced or threatened, in respect thereof, “Claims”) to which any of them may become subject insofar as such Claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement or the omission or alleged omission to state therein a material fact required to be stated or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if Canadian Parent files any amendment thereof or supplement thereto with the SEC), any “free-writing prospectus” or any related prospectus (or amendment or supplement thereto) or other document filed with the SEC or any Canadian Securities Administrators or other securities regulatory authorities or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading; or (iii) any violation or alleged violation by Canadian Parent of the Securities Act, the Exchange Act, applicable Canadian (or Canadian provincial) law, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). Canadian Parent and the Company, jointly and severally, shall reimburse the Indemnified Person, promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification contained in this Section 7(a) shall not apply (A) to a Claim against an Indemnified Person arising out of or based upon a Violation to the extent that such Violation occurs in reliance upon and in conformity with information furnished in writing to Canadian Parent by or on behalf of such Indemnified Person for use in connection with the preparation of such Registration Statement or any such amendment thereof or supplement thereto; or (B) to any amounts paid in settlement of any Claim effected without the prior written consent of Canadian Parent and the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect indefinitely regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Holder pursuant to Section 10. This indemnity shall be in addition to any liability that Canadian Parent or the Company may otherwise have.

(b)                  Promptly after receipt by an Indemnified Person under this Section 7 of notice of the commencement of any action (including any governmental action), such Indemnified Person shall, if a Claim in respect thereof is to be made against the Company and/or Canadian Parent under this Section 7, deliver to the Company and Canadian Parent a written notice of the commencement thereof, and the Company and/or Canadian Parent shall have the right to participate in, and, to the extent the Company and/or Canadian Parent so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and Canadian Parent and the Indemnified Person, as the case may be, provided, however, that an Indemnified Person shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the Company and/or Canadian Parent, if, (a) the Company and/or Canadian Parent has agreed to pay such fees or expenses, or (b) the Company and/or Canadian Parent shall have failed to assume the defense of such Claim and employ counsel reasonably satisfactory to such Indemnified Person within ten (10) Business Days of receiving notification of such Claim or (c) in the reasonable opinion of counsel for the Indemnified Person, there may be actual or potential differing interests between such Indemnified Person and any other party represented by such counsel in such proceeding or there may be reasonable defenses available to the Indemnified Person that are different from or additional to those available to any other party represented by such counsel in such proceeding. The Company and/or Canadian Parent shall pay for only one separate legal counsel for the Indemnified Persons, and such legal counsel shall be selected jointly by SG and the Holder Representative. The failure to deliver written notice to the Company and Canadian Parent within a reasonable time of the commencement of any such action shall not relieve the Company or Canadian Parent of any liability to the Indemnified Person under this Section 7, except to the extent that the Company or Canadian Parent is actually prejudiced in its ability to defend such action. Any Indemnified Person may retain its own counsel for any reason at its own expense.

(c)                  In connection with any Registration Statement in which a Holder participates, such Holder will, severally and not jointly, indemnify, hold harmless and defend (i) the Company and Canadian Parent, and (ii) the directors, officers, partners, managers, members, employees, or agents of the Company or Canadian Parent, if any (each, a “Company/Canadian Parent Indemnified Person”), against any Claims to which any of them may become subject insofar as such Claims arise out of or are based upon any Violation which occurs solely due to the inclusion by Canadian Parent in a Registration Statement of an untrue statement of a material fact or materially misleading information about such Holder, where such information was furnished in writing to Canadian Parent by such Holder or on behalf of such Holder for the purpose of inclusion in such Registration Statement. Notwithstanding anything herein to the contrary, the indemnity contained in this Section 7(c) shall not apply to amounts paid in settlement of any Indemnity Claim if such settlement is effected without the prior written consent of such Holder, which consent shall not be unreasonably withheld or delayed; and provided, further, however, that a Holder shall not be liable under this Section 7(c) for any amount of an Indemnity Claim greater in amount than the net amount of proceeds actually received by such Holder from the sale of Registrable Securities giving rise to such Violation.

(d)                  Promptly after receipt by a Company/Canadian Parent Indemnified Person under this Section 7 of notice of the commencement of any action (including any governmental action), such Company/Canadian Parent Indemnified Person shall, if an Indemnity Claim in respect thereof is to be made against a Holder under this Section 7, deliver to such Holder and the Holder Representative a written notice of the commencement thereof, and such Holder shall have the right to participate in, and, to the extent such Holder so desires, to assume control of the defense thereof with counsel mutually satisfactory to such Holder and the Company/Canadian Parent Indemnified Person, as the case may be, provided, however, that a Company/Canadian Parent Indemnified Person shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the Holder, if (a) the Holder has agreed to pay such fees or expenses, or (b) the Holder shall have failed to assume the defense of such Claim and employ counsel reasonably satisfactory to such Company/Canadian Parent Indemnified Person within ten (10) Business Days of receiving notification of such Claim, or (c) in the reasonable opinion of counsel for the Company/Canadian Parent Indemnified Person, there may be actual or potential differing interests between such Company/Canadian Parent Indemnified Person and any other party represented by such counsel in such proceeding or there may be reasonable defenses available to the Company/Canadian Parent Indemnified Person that are different from or additional to those available to any other party represented by such counsel in such proceeding. A Holder shall pay for only one separate legal counsel for Company/Canadian Parent Indemnified Persons, and such legal counsel shall be selected by Canadian Parent.

(e)                  The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

8.	CONTRIBUTION.

To the extent any indemnification provided for in Section 7 is prohibited or limited by law, each of the Company and Canadian Parent, jointly and severally, on the one hand, and such Holder, on the other hand, agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 7 to the fullest extent permitted by law, based upon a comparative fault standard; provided, however, that in no event shall the contribution obligation of such Holder be greater in amount than the net amount of proceeds actually received by such Holder from the sale of Registrable Securities giving rise to such contribution obligation (net of all expenses paid by such Holder in connection with any Claim relating to this Section 8 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission). No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation.

9.	REPORTS UNDER THE SECURITIES EXCHANGE ACT.

With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of Canadian Parent to the public without registration Canadian Parent agrees, at any time Registrable Securities continue to be held, to:

(a)                  make and keep public information available, as those terms are understood and defined in Rule 144;

(b)                  file with the SEC in a timely manner all reports and other documents required of Canadian Parent under the Securities Act and the Securities Exchange Act so long as Canadian Parent remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 provided that nothing herein shall be construed to prevent Canadian Parent from ceasing its obligation to comply with reporting obligations under the Securities Exchange Act if no Registrable Securities continue to be held; and

(c)                  so long as a holder thereof owns Registrable Securities, promptly upon request, furnish to the holder (i) a written statement by Canadian Parent that it has complied with the reporting requirements of the Securities Act and the Securities Exchange Act as required for applicable provisions of Rule 144, (ii) a copy of the most recent periodic report of Canadian Parent and such other reports and documents filed or furnished to the SEC by Canadian Parent and (iii) such other information as may be reasonably requested to permit the holder to sell such securities pursuant to Rule 144 without registration.

10.	ASSIGNMENT OF REGISTRATION RIGHTS.

The rights under this Schedule C shall be applicable to any Person who is or becomes a Holder. The rights under this Schedule shall also be automatically assignable by a Holder to any transferee of all or any portion of the Registrable Securities or Class C Units if: (i) the transferor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to Canadian Parent within a reasonable time after such assignment, (ii) Canadian Parent is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned, and (iii) at or before the time Canadian Parent receives the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with Canadian Parent to be bound by all of the provisions contained in this Schedule C. In the event that a Holder transfers all or any portion of its Registrable Securities pursuant to this Section 10, Canadian Parent shall have ten (10) calendar days to file any amendments or supplements (if any) necessary to keep a Registration Statement current and effective pursuant to Rule 415 (or General Instruction II.L. to Form F-10 (or successor thereto).

11.	AMENDMENT OF REGISTRATION RIGHTS.

Provisions of this Schedule C may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with written consent of Canadian Parent, the Company, SG and the Holders of a majority in interest of then-outstanding Registrable Securities. Any amendment or waiver effected in accordance with this Section 11 shall be binding upon each of the Holders, the Holder Representative, Canadian Parent and the Company.

12.	MISCELLANEOUS.

For purposes of this Section 12, each of Canadian Parent, the Company, each Holder, SG and the Holder Representative are referred to as the “parties” and each as a “party.”

(a)                  A Person is deemed to be a Holder whenever such Person owns of record or beneficially through a “street name” holder such Registrable Securities (or the Class C Units pursuant to which such Registrable Securities are issuable). If Canadian Parent or the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, Canadian Parent or the Company, as applicable, shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

(b)                  Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by confirmed electronic mail and shall be effective five (5) calendar days after being placed in the mail, if mailed by regular United States or Canadian mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by electronic mail, in each case addressed to a party. The addresses for such communications shall be as set forth in Section 14.9 of the Agreement (with notice addresses for SG and the Holder Representative being its or his address as a Member). Each party shall provide notice to the other party of any change in address.

(c)                  Failure of any party to exercise any right or remedy under this Schedule or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(d)                  All questions concerning the construction, validity, enforcement and interpretation of this Schedule C shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Schedule C (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury. If any party shall commence an action or proceeding to enforce any provision of this Schedule, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(e)                  This Schedule C (including all schedules and exhibits thereto) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Schedule C supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(f)                  Subject to the requirements of Section 10 hereof, this Schedule C shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto, and the provisions of Sections 7 and 8 hereof shall inure to the benefit of, and be enforceable by, each Indemnified Person and Company/Canadian Parent Indemnified Person (as applicable).

(g)                  The headings in this Schedule C are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(h)                  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(i)                  Canadian Parent acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly, Canadian Parent acknowledges that the remedy at law for breach of its obligations hereunder will be inadequate and agrees, in the event of a breach or threatened breach by Canadian Parent of any of the provisions hereunder, that the Holders and the Holder Representative shall be entitled, in addition to all other available remedies in law or in equity, to an injunction or injunctions to prevent or cure breaches of the provisions of this Schedule C and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

(j)                  The language used in this Schedule C will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(k)                  In the event that any provision of this Schedule C is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

(l)                  In the event a Holder shall sell or otherwise transfer any of such Holder’s Registrable Securities, each transferee shall be allocated a pro rata portion of the number of Registrable Securities included in a Registration Statement for such transferor.

(m)                  There shall be no oral modifications or amendments to this Schedule C. This Schedule C may be modified or amended only in writing.

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Exhibit A

Plan Of Distribution

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling shareholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	to or through underwriters;

•	block trades in which the broker-dealer will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such common shares at a stipulated price per common share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under [Rule 424(b)(3)] [General Instruction II.L. of Form F-10] or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of common shares offered by this prospectus, which common shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

We have agreed under the registration rights agreement to pay all fees and expenses incident to the registration of the common shares, other than the fees and disbursements of more than one counsel to the selling shareholders.

The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 or Rules 903 or 904 of Regulation S under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of such rules, as applicable.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the common shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the common shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts (including any discounts or concessions allowed or reallowed) with respect to a particular offer, any delayed delivery arrangements, and any securities exchange or markets on which the common shares may be listed will be set forth in an amendment to this prospectus, in a prospectus supplement or, if appropriate, in a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. We and the selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common shares against certain liabilities, including liabilities arising under the Securities Act.

We and the Company have agreed, jointly and severally, to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the common shares offered by this prospectus.

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Exhibits

Exhibit A	Joinder

Schedules

Schedule A	Members and Units
Schedule B	Redemption Rights and Other Terms and Conditions of Class C Units
Schedule C	Registration Rights Provisions

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